Form 20-F
period 2025-10-31
MaxsMaking Inc.
filed 2026-03-04
CIK 2008007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42735

MaxsMaking Inc.

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of Principal Executive Offices)

Xiaozhong Lin

Chief Executive Officer

Tel: +86 (21) 62990223

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

Email: mamk@maxsmaking.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
A shares, par value $0.01 per share	MAMK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of the issuer’s capital stock as of October 31, 2025 was: 9,200,000 A shares, par value $0.01 per share (the “A Shares”) and 7,425,000 B shares, $0.01 per share (the “B Shares”).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued	☐	Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

MAXSMAKING INC.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“A Shares”	A shares of MaxsMaking, par value $0.01 per share

“B Shares”	B shares of MaxsMaking, par value $0.01 per share

“BVI”	The territory of the British Virgin Islands

“BVI Companies Act”	BVI Business Companies Act, 2020 (Revised Edition), as amended

“China” or “PRC”	People’s Republic of China, excluding Taiwan for the purposes of this annual report only

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	The Securities Exchange Act of 1934, as amended

“Haodingduo Zhejiang”	Haodingduo (Zhejiang) Network Technology Co., Ltd.

“IPO”	The initial public offering that MaxsMaking Inc. consummated on July 8, 2025

“MaxsMaking”	MaxsMaking Inc., a BVI business company with company number 2130105

“MaxsMaking HK”	MaxsMaking Group Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.

“Nasdaq”	Nasdaq Stock Market LLC

“PCAOB”	The Public Company Accounting Oversight Board

“RMB” or “Renminbi”	Legal currency of China

“PFIC”	A passive foreign investment company

“SEC”	U.S. Securities and Exchange Commission

“Securities Act”	The Securities Act of 1933, as amended

“Shanghai Alliance”	Shanghai Alliance Industry Co., Ltd

“Shanghai Lvzao”	Shanghai Lvzao Intelligent Technology Co., Ltd.

“Shanghai Supreme”	Shanghai Supreme Technology Co., Ltd.

“shares”	Together, the A Shares and the B Shares

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

the “Company,” “we,” or “our company”	MaxsMaking and its consolidated subsidiaries.

“WFOE” or “Zhejiang MaxsMaking”	Zhejiang MaxsMaking Technology Co., Ltd., a limited liability company organized under the laws of China, which is wholly owned by MaxsMaking HK.

“Zhejiang Alliance”	Zhejiang Alliance Arts and Crafts Co., Ltd.

“Zhumadian Haoyi”	Zhumadian City Haoyi Craft Products Co., Ltd.

Our reporting currency is the US$. The functional currency of our entities formed in China is the RMB. The functional currency of our entity incorporated in Hong Kong is the Hong Kong Dollar (“HKD”). This annual report contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at the rate as of October 31, 2025, that is, RMB7.16 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for our products;

●	our ability to effectively manage inventories;

●	our ability to compete effectively;

●	our dependence on a small number of suppliers for a substantial portion of our supplies;

●	our dependence on a limited number of customers for a substantial portion of our revenues;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and certain products and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the customized goods industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information - D. Risk Factors” section in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, the new and rapidly changing nature of the customized goods industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

MaxsMaking is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our operating entities in the PRC, including Shanghai Alliance, Shanghai Supreme, Zhejiang Alliance, Shanghai Lvzao, Haodingduo Zhejiang, and Zhumadian Haoyi.

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our A Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause our securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and our future offerings at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our A Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.”

Dividends and Other Distributions

MaxsMaking is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our operating entities in the PRC, including Shanghai Alliance, Shanghai Supreme, Zhejiang Alliance, Shanghai Lvzao, Haodingduo Zhejiang, and Zhumadian Haoyi. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 17.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this annual report, our BVI holding company had transferred approximately RMB12.51 million to our WFOE.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (Revised for the Second Time in 2020, the “Provisions on Private Lending Cases”), which was promulgated on December 29, 2020 and implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within PRC. See “Item 4. Information on the Company — Regulations — Regulations Relating to Private Lending.”

Based on the advice of our BVI counsel, Mourant Ozannes, there are no limitations imposed by BVI laws on MaxsMaking’s ability to transfer cash between MaxsMaking and its investors, other than as set out under the section titled “Dividend Policy.” Among MaxsMaking and its subsidiaries, cash can be transferred from MaxsMaking and MaxsMaking HK as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our A Shares by our foreign investors may be subject to PRC tax” on page 19. Further, to the extent cash or assets in our business are in the mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 14. As of the date of this annual report, no transfers, dividends or other distributions have been made from our subsidiaries to the holding company or the investors out of the PRC, including U.S. investors. As of the date of this annual report, our BVI holding company had transferred approximately RMB12.51 million to our WFOE.

However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to MaxsMaking HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to MaxsMaking HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings and cash proceeds from overseas financing activities, including our IPO, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. As of the date of this annual report, no cash transfers, dividends or other distributions have been made among our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our IPO, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We have maintained cash flow management policies which dictate the procedure of cash transfers among our subsidiaries. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), logging into the online banking system to verify the transfer, reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Item 4. Information on the Company — Regulations — Regulations on Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 18.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 20.

Effect of the Holding Foreign Companies Accountable Act

As more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the mainland China or Hong Kong. This list did not include our auditor, Enrome LLP. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the Holding Foreign Companies Accountable Act (the “HFCAA”) (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Enrome LLP is headquartered in 143 Cecil Street #19-03/04 GB Building Singapore 069542, and is subject to PCAOB inspection. In the event that PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Our A Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditor. The delisting of our A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Regulatory Developments in China

The PRC government has in the past few years initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People's Congress (the “SCNPC”) which became effective in 2008 and amended in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under Provisions of the State Council on Notification Thresholds for Concentrations Between Undertakings, issued by the State Council in 2008 and last amended in 2024, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Security Review of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law (the “Opinions”). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rule making related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay our future offerings and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for our future offerings and affect our ability to offer or continue to offer securities to investors outside China” on page 25.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and became effective on February 15, 2022. The Measures for Cybersecurity Review (2021 version) provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China (the “CAC”) has said that under the new rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On February 17, 2023, the CSRC released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, effective on March 31, 2023 (the “Trial Measures”). The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures require (i) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (ii) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on the Filing-Based Administration Arrangements for Overseas Offering and Listing by Domestic Enterprises (the “Notice on Overseas Filing”), which, among others, clarified that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

As of the date of this annual report, we have completed the filing for our IPO with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with our IPO. However, if the CSRC later determines that the disclosures in our filing for our IPO are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. In addition any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as of the date of this annual report, except for those licenses and permissions held by our PRC subsidiaries set forth in the table below under “— Regulatory Permissions”, neither MaxsMaking nor any of its subsidiaries is currently required to obtain regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, and our listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our business operations and overseas listing. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies. If it is determined in the future that additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and our future offerings and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from our offerings into China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers.

Regulatory Permissions

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Sewage Discharge Registration for Fixed Pollution Sources, Customs Registration Certificate and Customs Recordation certificate. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Filing	Issuing Authority	Validity
Zhejiang MaxsMaking Technology Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term
Zhejiang Haodingduo Intelligent Industry Group Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term
Shanghai Alliance Industry Co., Ltd.	Business License	Market Supervision Administration of Pilot Free Trade Zone	Long Term
	Customs Registration certificate	Shanghai Customs Xuhui District station	Long Term
Haodingduo (Shanghai) Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term
Zhejiang Alliance Arts and Crafts Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term

Company	License/Permission/Filing	Issuing Authority	Validity
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	January 9, 2023 – January 8, 2028
Shanghai Supreme Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	December 12, 2016 – December 11, 2036
	Customs Recordation certificate	Xinzhuang Customs	Long Term
Shanghai Lvzao Intelligent Technology Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	October 11, 2021 – October 10, 2051
Zhumadian City Haoyi Craft Products Co., Ltd.	Business License	Zhumadian Administration for Market Regulation	Long Term
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	April 6, 2021 – April 5, 2026
Haodingduo (Zhejiang) Network Technology Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term
Shanghai Haodingduo Brand Management Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	November 19, 2021 – November 18, 2051

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our A Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our A Shares. MaxsMaking is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our A Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China.

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless;

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies;

●	There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations;

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and our future offerings at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless;

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us;

●	To the extent cash or assets in our business are in the mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies;

●	It may be complicated in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws;

●	Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities; and

●	Our A Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our A Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in a competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability;

●	Our reliance on suppliers to provide fabrics for, and to produce, our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products;

●	We depend on a few major customers with which we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues;

●	The failure to collect such accounts receivable in full could materially and adversely impact our financial results and conditions;

●	Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations;

●	We may not be successful in expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks;

●	Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer;

●	We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares; and

●	We are a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Ownership of our A Shares

We face risks related to our A Shares, including, but not limited to, the following:

●	As a result of a 10-day trading suspension by the SEC and Nasdaq suspending trading pending its review of information regarding trading activity in the Company’s A Shares, trading in our A Shares has been suspended on Nasdaq, which could result in Nasdaq initiating a process to delist our shares and other significant adverse consequences;

●	The trading market for our A Shares is very new, and consistently robust and liquid trading market may not develop or be sustained over the long term;

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial;

●	Our dual-class voting structure may render the A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the A Shares; and

●	Our board is authorized to issue new classes of preference shares (including the power to make any necessary amendments to our memorandum and articles of association to implement such new share class) without shareholder approval, with such rights and restrictions as determined by our board, which could adversely impact the rights of holders of our A Shares.

Risks Related to Doing Business in China

The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

We have completed the filing for our IPO with the CSRC in compliance with the Trial Measures. Our future securities offerings may also need to be filed with and/or reported to the CSRC according to the Trial Measures. We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Failure to receive clearance of the filing requirements under the Trial Measures may materially delay the progress of the offer of our A Shares, or even completely hinder our ability to offer or continue to offer our A Shares. In addition, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China, including through variable interest entity (“VIE”) arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our A Shares, may also be adversely affected.

There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to the laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. In addition, the PRC government may intervene or influence our operations at any time, which could result in a material change in your operations and/or the value of our securities. Also, given the statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law made by the relevant PRC government authorities on July 6, 2021, there are risks that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effects of these legislations over the past four decades have significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, due to (i) the fact that these laws, rules and regulations are relatively new, (ii) the limited number of published decisions and the nonbinding nature of such published decisions and (iii) the significant level of discretion granted to regulators in interpretation and enforcement of these rules, there are uncertainties as to the impact of these rules and regulations, and any interpretation and enforcement may be inconsistent and unpredictable. In addition, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we benefit from than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our A Shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and our future offerings at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our A Shares may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers at any time, which may significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors. Therefore, investors of the Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and our future offerings.

The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we benefit from than in more developed legal systems. Further, we may not be aware of our violation of the PRC government policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in MaxsMaking.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe, based upon the opinion of our PRC counsel, none of the Company or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of the Company or any of its PRC subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or any of its PRC subsidiaries is an “online platform operators” controlling personal information of more than one million users under the Cybersecurity Review Measures because our business operations do not involve collecting personal information. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. We have completed the filing for our IPO with the CSRC in compliance with the Trial Measures and may need to report to or file the CSRC regarding our future securities offerings according to the Trial Measures. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

If CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering in addition to the registration requirements under the Trial Measures, we may be unable to obtain such approvals and complete any follow-on offering or if even we complete the follow-on offering, we may be required to delist from Nasdaq and subject to fines and penalties, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

To the extent cash or assets in our business are in the mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

MaxsMaking is an offshore holding company with no material operations of its own and conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this annual report, a substantial portion of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended October 31, 2025, 2024 and 2023. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this annual report, we have not been notified of any restrictions which could limit our PRC subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to MaxsMaking HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to MaxsMaking HK in a timely manner.

Based on the advice of our BVI counsel, Mourant Ozannes, there are no limitations imposed by BVI law on MaxsMaking’s ability to transfer cash between MaxsMaking and its investors, other than as set out under the section titled “Item 8. Financial Information - Dividends.” Among MaxsMaking and its subsidiaries, cash can be transferred from MaxsMaking and its subsidiary, MaxsMaking HK as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

It may be complicated in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and some of our directors are PRC nationals who reside within China for a significant portion of their time. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are less practiced in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, the CSRC published the Trial Measures, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted.

Pursuant to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Trial Measures defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation (the “SAMR”), in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

We have notified substantial beneficial owners of our shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks pursuant to SAFE Circular 37 and SAFE Circular 13. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules. The failure by our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules, or the failure by future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since there are no further implementation details for SAFE Circular 37 or SAFE Circular 13 and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are conducting our operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WOFE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our IPO, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation (“SAFE Circular 28 (2019)”), which took effect on the same day and revised by the Circular of the State Administration of Foreign Exchange Further Deepening the Reform to Facilitate Cross-border Trade and Investment (“SAFE Circular 28 (2023)”) on December 4, 2023. SAFE Circular 28 (2019) and SAFE Circular 28 (2023), subject to certain conditions, allow foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our overseas financings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We rely on dividends and other distributions paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of October 31, 2025, 2024 and 2023, these restricted assets totaled $2,237,552, $2,154,825 and $1,177,723, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“SAT Circular 82”), on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our A Shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our A Shares, and any gain realized from the transfer of our A Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company — Regulations — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our A Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our A Shares by such investors are subject to PRC tax, the value of your investment in our A Shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (“SAT Circular 7”). SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Under SAT Circular 7, an “indirect transfer” refers to a transaction where a non-resident enterprise transfers its equity interest and other similar interest in an offshore holding company, which directly or indirectly holds Chinese taxable assets (the assets of an “establishment or place” situated in China; real property situated in China and equity interest in Chinese resident enterprises) and any indirect transfer without reasonable commercial purposes are subject to the PRC taxation. In addition, SAT Circular 7 specifies the conditions under which an indirect transfer is deemed to lack a reasonable commercial purpose which include: (1) 75% or more of the value of the offshore holding company’s equity is derived from Chinese taxable assets, (2) anytime in the year prior to the occurrence of the indirect transfer of Chinese taxable assets, 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investment in China, or 90% or more of the revenue of the offshore holding company was sourced from China; (3) the functions performed and risks assumed by the offshore holding company(ies), although incorporated in an offshore jurisdiction to conform to the corporate law requirements there, are insufficient to substantiate their corporate existence and (4) the foreign income tax payable in respect of the indirect transfer is lower than the Chinese tax which would otherwise be payable in respect of the direct transfer if such transfer were treated as a direct transfer. As a result, gains derived from such indirect transfer will be subject to PRC enterprise income tax, currently at a rate of 10%. On October 17, 2017, the SAT issued the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

A majority of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. dollars of dividends payable on, our A Shares in foreign currency terms.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (the “IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For example, based on publicly available exchange-rate data, the Renminbi depreciated against the U.S. dollar by mid-single-digit percentages in each of the years ended December 31, 2023, 2024 and 2025. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our A Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Although onshore and offshore Renminbi foreign-exchange derivatives are available, our ability to hedge our foreign currency exposure is limited by PRC regulation, product terms, and cost considerations and to date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries, if any, as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this annual report, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment, with which we are in compliance as of the date of this annual report. However, in the event there are any underpaid employee benefits and under-withheld individual income tax, we may be subject to late fees and fines and our financial condition and results of operations may be adversely affected.

Failure to comply with environmental regulations could materially and adversely affect our operating results, financial condition and reputation.

We are required to comply with environmental protection, health and safety laws and regulations in the PRC and any other jurisdictions in which we may operate in the future. If we fail to comply with any of the relevant environmental laws and regulations, depending on the type and severity of any violation, we may be subject to, among other things, further warnings from relevant authorities, imposition of fines and/or criminal liability, orders to close down our business operations and suspension of relevant permits. As a result, if we breach any of the relevant environmental laws and regulations, our reputation may be harmed and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our leased property interests and title to certain land and buildings we own may be defective and our right to lease and use the properties may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could materially and adversely affect our business.

We presently lease several premises in China. Our PRC subsidiary, Zhumadian Haoyi, leases one plant for manufacturing and presentation of products. However, as advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), our lease contract may be deemed invalid because the lessor does not have the legal title certificate. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes over Lease Contracts on Urban Buildings, a lease contract signed by a lessor and a lessee with regard to a property for which no construction project planning permit is obtained or which is not constructed in conformity with the provisions in the construction project planning permit is invalid. However, if the lessor obtains the said permit or receives approval from the competent authority before the conclusion of the debate at first-instance court, the contract shall be recognized as valid. As of the date of this annual report, the lessor of the property fails to provide valid proof of ownership of the premises or construction project planning permit, and Zhumadian Haoyi’s leased assets may be unable to continue to be used due to the lessor’s failure to obtain proof of ownership or construction project planning permit. In accordance with the foregoing judicial interpretation, if our lease is deemed invalid, we may have to find a new plant for production and storage and our business, financial condition, results of operations and prospects could be adversely affected. Nevertheless, we believe that we have a number of alternative options in Zhumadian City, Henan Province that meet Zhumadian Haoyi’s production conditions. As a result, if there are any issues with the plant currently leased by Zhumadian Haoyi, its current production activities and operations will not be materially affected.

Furthermore, under PRC laws, all lease agreements are required to be registered with the local housing authorities. Currently our lease agreements have not been registered with the relevant authorities. Failure to complete these required registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000.

When our current leases expire, we may be unable to extend or renew our leases for reasons such as unavailability of the relevant premises for a new lease term or substantially higher rent demanded by the owners. Although we believe that we have a number of alternative options, we cannot assure you that suitable alternative locations will be readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Our A Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditor. The delisting of our A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). This list did not include our auditor, Enrome LLP. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB inspections. However, if PCAOB is unable to inspect or investigate completely our auditor, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, our shares will be delisted from Nasdaq, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years. If our shares are prohibited from trading in the United States, we cannot assure you that such shares will be listed on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on our share price.

If we become directly subject to the continued scrutiny, criticism and negative publicity involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our A Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, we and our business operations will be severely hampered and your investment in our A Shares could be rendered worthless.

Risks Related to Our Business and Industry

Existing and increased competition in the customized products industry may reduce our revenues, profits and market share.

The customized products manufacturing industry is competitive. We compete on the basis of, among other things, our website, mobile application and catalog presentation, the breadth, quality, style, price and availability of our merchandise and the level of customer service offered.

Additionally, the internet and other technologies facilitate competitive entry and comparison shopping. Our digital channel competes against numerous websites, mobile applications and catalogs, which may have a greater volume of circulation and web traffic or more effective marketing through online media and social networking sites. We use mobile applications as a way to interact with customers to enhance their shopping experiences. There is no assurance that we will be able to continue to successfully maintain or expand our digital sales channels and respond to shifting consumer traffic patterns and digital buying trends. Our inability to adequately respond to these risks and uncertainties or successfully maintain and expand our digital business could have an adverse impact on our results of operations.

We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Changing economic and market environments may result in our competitors forcing a markdown or promotional sales environment, which could impair our ability to achieve our historical profit margins. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

We operate in a competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for customized products manufacturing is competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and retailers of customized goods, including large OEM companies with substantial market share, and established companies expanding their production and marketing of customized goods. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, store development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network.

In addition, because we hold limited patents and exclusive intellectual property rights in the technology, fabrics or processes underlying our products, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrication techniques, and styling similar to our products.

Our reliance on suppliers to provide fabrics for, and to produce, our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.

The entire manufacturing industry, including our company, faces supply chain challenges as a result of economic uncertainty due to the impacts of health pandemics, political instability, reduced freight availability, increased costs, port disruption, manufacturing facility closures, related labor shortages and other supply chain disruptions. We do not manufacture the raw materials for our products and rely instead on our suppliers. We do not have long-term contracts with any of our suppliers for the supply of our raw materials. This is because we are able to find replacements easily given there are many suppliers in China that meet our requirements. However, we compete with other companies for fabrics, other raw materials, and production.

We have experienced, and may in the future continue to experience, a significant disruption in the supply of fabrics or raw materials and may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier, we may be unable to locate additional supplies of fabrics or raw materials on terms that are acceptable to us, or at all, or we may be unable to locate any supplier with sufficient capacity to meet our requirements or fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to be satisfied with the suppliers’ quality control, responsiveness and service, financial stability, and labor and other ethical practices. Even if we are able to expand existing or find new fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers in our methods, products, and quality control standards.

Our supply of fabric could be disrupted or delayed by the impact of health pandemics, and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions, as well as other economic or political conditions. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, ocean freight capacity issues continue to persist worldwide as there is much greater demand for shipping and reduced capacity and equipment. Any delays, interruption, or increased costs in the supply of fabric could have an adverse effect on our ability to meet guest demand for our products and result in lower revenue and income from operations both in the short and long term.

We depend on a few major customers with which we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

Two major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 32.67% of our revenue for the fiscal year ended October 31, 2025. Three major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 43.67% of our revenue for the fiscal year ended October 31, 2024. Two major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 26.76% of our revenue for the fiscal year ended October 31, 2023.

We do not enter into long-term agreements with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

If we are unable to collect our accounts receivable, our results of operations, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully receive payment from our clients of the amounts they owe us for products delivered. We evaluate the financial condition of our clients and generally grant all customers a credit term of 180 to 360 days after the delivery of products. Once an account is past due, we contact our clients immediately by phone for collection. As of October 31, 2025, our net accounts receivable were approximately RMB70.01 million (approximately $9.88 million).

We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, which, in turn, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivable balances, or default on their payment obligations to us. If we are unable to collect our client receivables timely, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flow could be adversely affected.

Our business could be harmed if our suppliers do not comply with our vendor code of ethics or applicable laws.

While we require our suppliers to comply with our vendor code of ethics, which includes labor, health and safety, and environment standards, we do not control their operations. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers, even if unfounded or not specific to our supply chain, our reputation and sales could be adversely affected, or could cause us to contract with alternative supplier sources.

The fluctuating cost of raw materials could increase our cost of goods sold.

The fabrics used to make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Any and all of these factors may be exacerbated by global climate change. In addition, ongoing impacts of the pandemic, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Increases in the cost of raw materials, including petroleum or the prices we pay for our cotton yarn and cotton-based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Our business is sensitive to economic conditions, market disruptions and other factors that affect customer confidence and discretionary spending.

Customer purchases of discretionary items and customized products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business, financial condition or results of operations.

Economic conditions, both on a global level and in particular the PRC market, may have significant effects on customer confidence and discretionary spending that would in turn, affect our business or the industry generally. Some of these economic conditions include inflation, wages and employment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, volatility in credit markets, credit availability, political and economic crises and other macroeconomic factors. These factors may affect customer purchases of our merchandise and adversely impact our results of operations and continued growth. It is difficult to predict near term and/or future economic, capital and credit market conditions and what impact they will have on our business.

We may not be successful in expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks.

Our current growth strategy includes plans to grow our customer base and presence internationally over the next several years. As we seek to expand internationally, we face competition from more established international competitors. In addition, international stores and digital operations have different operational characteristics, including employment and labor, transportation, logistics, real estate and legal requirements. Furthermore, consumers’ demands and behaviors, as well as tastes and purchasing trends may differ internationally, and as a result, sales of our merchandise may not be successful, or the margins on those sales may not be in line with those we anticipate. Additionally, our ability to conduct business internationally may be adversely impacted by political, economic, and public health risks, as well as the global economy. Any challenges that we encounter as we expand internationally may divert financial, operational and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations.

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer.

The intellectual property rights in the fabrics used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited. We hold limited patents and exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of patent, copyright, trademark, and unfair competition laws, as well as confidentiality procedures, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In addition, our intellectual property protection may be unavailable or limited in some international countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in China, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

Our trademarks, patents, and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in part on our brand image. We believe that our trademarks, patents, copyrights, domain names, trade secrets and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some trademark registrations and patents in China and the United States, and will continue to evaluate and apply for additional trademarks and patents as appropriate. However, some or all of these pending trademark or patent applications may not be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these applications or registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

We may not be able to timely develop and enrich the variety of our products to make them appealing to existing and prospective customers or in a cost-effective manner, or at all.

We continue to develop and enrich the variety of our products to improve the customer experience. We proactively seek customer feedback and refer to market research to upgrade or enrich our product offerings, including improving the quality of our existing products and developing new products. We develop, update and improve our product offerings to stay abreast of customer feedback, market demand and new trends in the industry, and we may, from time to time, adjust our product mix by ceasing the offering of outdated or unpopular products and launching new products. We cannot assure you, however, that the adjustments to our product mix will always be efficient or successful. However, the modifications, updates and expansions of our existing products and the development of new products may not be accepted by or attractive to existing or prospective customers. The degree of acceptance and adoption may also deviate from our projections. We may also fail to introduce or deliver our products as swiftly as customers expect or as fast as our competitors introduce their comparable products. Furthermore, offering new products or upgrading existing ones may incur significant costs and expenses, human capital, management attention and other resources, and we may be unable to generate the level of return as we expect or at all.

Interruptions to our websites, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or customer service operations could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may also experience temporary interruptions in our business operations for a variety of other reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and other events beyond our control.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the future, we may encounter issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology, infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our production equipment may prevent the production of orders and interfere with our ability to fulfill orders. As of the date of this annual report, substantially all of our production operations were performed in two facilities: our facility in Yiwu, Zhejiang province and our facility in Zhumadian, Henan province.

We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. Since many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do not carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

If we are unable to develop, market and sell products and services beyond our existing target markets and develop new products and services that attract a new customer base, our results of operations may suffer.

We have developed technologies and services and implemented marketing strategies designed to attract medium to small business owners and consumers to our websites and encourage them to purchase our products. While medium to small business owners have been the source of our revenue growth and the basis for our expanding business, we believe we will need to address additional markets to further grow our business. To access new markets, including individual consumers, we expect that we will need to develop, market and sell new products and additional services that address their customized needs. We may not be able to expand our customization services or create new products and services, address any new markets or develop a broader customer base. Any failure to address additional market opportunities could harm our business, financial condition and results of operations.

We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares.

Prior to our IPO, we were a private company and were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over U.S. GAAP financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of October 31, 2025 and 2024. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficiently skilled staff with U.S. GAAP knowledge for the purpose of financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures.” We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting. If we had performed a formal assessment of our internal control over financial reporting or if we had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending October 31, 2026. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could have material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our A Shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may experience difficulties in managing our growth and expanding our operations.

We have expanded our operations, and as we ramp up our development, production and sales, significant expansion will be required. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;

●	managing a larger organization with a greater number of employees in different divisions;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding new product development, manufacturing, and sales facilities;

●	implementing and enhancing administrative infrastructure, systems, and processes;

●	improving our operational, financial and management controls, compliance programs and reporting systems; and

●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although we are a primarily China-based company, many of our customers are located in the Europe, North America and other countries outside of China. In addition, certain of our technologies, such as technologies relating to autonomous driving applications, could be subject to restrictions by the U.S. government in the future. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions or outbound investments restrictions), or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, tensions over Taiwan sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and our customers’ business, prospects, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China (the “PBOC”). Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and actions by mainland China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or mainland China or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the mainland China government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our A Shares in U.S. dollars. As a portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, fluctuations in exchange rates between Renminbi and U.S. dollars may result in foreign exchange gains or losses. Furthermore, to the extent that we need to convert U.S. dollars we receive from our overseas offerings into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our A Shares.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our sales and operations in international markets outside of China expose us to operational, financial and regulatory risks.

International sales beyond China comprise a substantial amount of our overall revenue. Sales to international customers accounted for approximately 8.82%, 19.35% and 13.56% of our revenue in the fiscal years ended October 31, 2025, 2024 and 2023, respectively. We are committed to growing our international sales. While we have committed resources to expand our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

●	exchange rate fluctuations;

●	political and economic instability, international terrorism and anti-China sentiment;

●	global or regional health crises (such as the COVID-19 or other health epidemics and outbreaks);

●	potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

●	preference for locally branded products, and laws and business practices favoring local competition;

●	increased difficulty in managing inventory;

●	delayed revenue recognition;

●	less effective protection of intellectual property;

●	stringent consumer protection and product compliance regulations;

●	difficulties and costs of staffing and managing foreign operations;

●	import and export laws and the impact of tariffs; and

●	changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

Our business depends substantially on the efforts of our founders, executive officers and highly skilled personnel, and our operations may be severely disrupted if we lose their services.

We are highly dependent on Xiaozhong Lin, our founder, Chairman and Chief Executive Officer, and Xuefen Zhang, our co-founder, director and Chief Operating Officer. Each of them leads different aspects of our business. The loss of our founders would adversely affect our business because such loss could make it more difficult to, among other things, compete with other market participants, manage our R&D activities and retain existing customers or cultivate new ones. Our Chief Financial Officer also plays key roles in our business operations, and we rely on his efforts to manage and grow our business.

Our business depends on a variety of other highly skilled personnel as well. Competition for highly skilled personnel is often intense, and we may incur significant costs to attract highly skilled personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our existing personnel, our business and future growth prospects could be adversely affected.

Our management team has limited experience managing a U.S. public company.

Most of the members of our management team have limited experience managing a U.S. publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Additionally, some members of our management team were recently hired. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company will subject us to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If we do not maintain sufficient inventory or if we do not adequately manage our inventory, we could lose sales or incur higher inventory-related expenses, which could negatively affect our operating results.

To ensure an adequate inventory supply, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacture products based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products and services of our competitors, product introductions by competitors, any health epidemics and outbreaks, and any associated work stoppages or interruptions, unanticipated changes in general market conditions and the weakening of economic conditions or consumer confidence in future economic conditions. We may face challenges in acquiring adequate supplies to manufacture our products and we may not be able to manufacture our products at a rate necessary to satisfy the levels of demand, which would negatively affect our revenue. This risk may be exacerbated by the fact that we may not carry or be able to obtain for our manufacturers a significant amount of inventory to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect our financial results, including our gross margin, and have a negative effect on our brand. Conversely, if we underestimate customer demand for our products, we may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our products. The sales volume of our products is typically higher in the second half of the year than that of the first half. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, invest more resources to design, develop, and manufacture new products, build new manufacturing facilities, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our A Shares could fall substantially either suddenly or over time.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our suppliers to provide raw materials, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our customers, could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events including the COVID-19, could have an adverse effect on our business and operating results. In addition, natural disasters, acts of terrorism or war could cause disruptions in our manufacturing operations, our delivery of products and other aspects of our business, our customers’ or channel partners’ businesses, our suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Interruption or failure of our information technology and communications systems could impact our availability and effectiveness of our software systems.

The availability and effectiveness of our manufacturing execution system (MES), enterprise resource planning (ERP) system and product lifecycle management (PLM) systems depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We utilize reputable third-party service providers or vendors for our data, and these providers could also be vulnerable to harms similar to those that could damage our systems, including sabotage and intentional acts of vandalism causing potential disruptions. Our disaster recovery planning cannot account for all eventualities. Any problems with our third-party cloud hosting providers could result in interruptions in our business. In addition, our software systems are based on complex technology which may contain errors or vulnerabilities that could result in interruptions in our business or the failure of our systems.

We are subject to cybersecurity risks with respect to operational systems, security systems, infrastructure and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; or customer data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; or compromise certain information of customers, employees, suppliers, or others. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, and deliver our products, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results.

Risks Related to Ownership of our A Shares

As a result of a 10-day trading suspension by the SEC and Nasdaq suspending trading pending its review of information regarding trading activity in the Company’s A Shares, trading in our A Shares has been suspended on Nasdaq, which could result in Nasdaq initiating a process to delist our shares and other significant adverse consequences.

On November 14, 2025, the SEC issued an Order of Suspension of Trading (the “Order”) of our A Shares for the 10-day period from November 17, 2025 to December 1, 2025. A trading suspension is not an enforcement action and is not a finding of wrongdoing by the SEC. In the Order, the SEC raised questions regarding “potential manipulation [of] the securities of MAMK, which appear[ed] to be designed to artificially inflate the price and trading volume of the securities of MAMK.”

Following the expiration of the SEC’s temporary suspension, on December 2, 2025, Nasdaq halted trading in our A Shares pending requests for additional information from the Company. The Company is not aware of the sources of the trading activity that would have occasioned either the SEC’s temporary suspension of trading, or Nasdaq’s subsequent trading halt; neither the SEC nor Nasdaq has stated that the company has engaged in any wrongdoing. We are cooperating fully with all requests for information from the SEC and Nasdaq, and have responded timely to their requests for information.

The ultimate outcome of these requests for information is uncertain and could result in a range of adverse consequences, including but not limited to, Nasdaq formally delisting our A Shares. We have no information to suggest that the SEC is conducting an investigation of the Company or the Company’s disclosures. We have reason to believe that the SEC is investigating possible manipulative trading by persons unknown to the Company in our A Shares, as well as securities of certain other companies. A delisting by Nasdaq would limit severely the liquidity and marketability of our shares and our ability to raise capital in the U.S. capital markets. These regulatory actions have required and will continue to require significant management attention and resources and may result in substantial legal and other professional fees. These events have caused and may continue to cause significant reputational harm and could lead to a loss of confidence from investors, customers, and partners, which could have a material adverse effect on our business and financial condition.

The trading market for our A Shares is very new, and consistently robust and liquid trading market may not develop or be sustained over the long term.

We only recently consummated our IPO in July 2025, and so the trading market for our A Shares is very new and unestablished. If a consistently robust and liquid trading market for our A Shares does not develop, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling our securities and our ability to acquire other companies or technologies by using our securities as consideration may also be impaired.

The trading price of our A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our A Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our A Shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for customized goods;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to, or departures of, our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

●	negative publicity regarding Chinese listed companies; and

●	sales or perceived potential sales of additional shares.

Any of these factors may result in large and sudden changes in the volume and price at which our A Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our A Shares.

In addition to the risks addressed above in “- The trading price of our A Shares may be volatile, which could result in substantial losses to investors”, our A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our A Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our A Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our A Shares. In addition, investors of our A Shares may experience losses, which may be material, if the price of our A Shares declines or if such investors purchase shares of our A Shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our A Shares, the market price for our A Shares and trading volume could decline.

The trading market for our A Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts which cover us downgrade our A Shares, the market price for our A Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our A Shares to decline.

The sale or availability for sale of substantial amounts of our A Shares could adversely affect their market price.

Sales of substantial amounts of our A Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our A Shares and could materially impair our ability to raise capital through equity offerings in the future. The shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. In connection with our IPO, we and each of our directors and officers named in the section “Item 6. Directors, Senior Management and Employees,” and certain shareholders have agreed not to sell any shares for six months from the date of the prospectus for our IPO without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our A Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our A Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our A Shares as a source for any future dividend income.

Subject to the BVI Companies Act, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our A Shares will likely depend entirely upon any future price appreciation of our A Shares. There is no guarantee that our A Shares will appreciate in value or even maintain the price at which you purchased our A Shares. You may not realize a return on your investment in our A Shares and you may even lose your entire investment.

If we are classified as a passive foreign investment company, United States taxpayers who own our A Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our A Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional information — Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our A Shares.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under BVI law, our directors may only exercise the rights and powers granted to them under our articles of association and in compliance with the BVI Companies Act for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial.

We have a dual-class share structure consisting of A Shares and B Shares. In respect of matters requiring the votes of shareholders, holders of A Shares are entitled to one vote per share, while holders of B Shares are entitled to 30 votes per share based on our dual-class share structure. Each B Share is convertible into one A Share at any time by the holder thereof under certain circumstances, while A Shares are not convertible into B Shares under any circumstances.

As of the date of this annual report, our founders own approximately 80.7% of our total issued and outstanding shares and 99.2% of the aggregate voting power of our total issued and outstanding shares due to the disproportionate voting powers associated with our dual-class share structure (30 votes for each B Share versus one vote for each A Share). As a result of the dual-class share structure and the concentration of ownership, holders of our B Shares will have considerable influence or control over matters such as decisions regarding (i) mergers, consolidations and the sale of all or substantially all of our assets, (ii) election or removal of directors, (iii) making amendments to our memorandum and articles of association, (iv) whether to issue additional shares, including to them, (v) employment, including compensation arrangements, and (vi) other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our A Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of A Shares may view as beneficial. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

Our dual-class voting structure may render the A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the A Shares.

We cannot predict whether our dual-class share structure with disproportionate voting rights will result in a lower or more volatile market price of the A Shares, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the A Shares in such indices, which could adversely affect the trading price and liquidity of the A Shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the A Shares could be adversely affected.

Our board is authorized to issue new classes of preference shares without shareholder approval, which could adversely impact the rights of holders of our A Shares.

Our memorandum and articles of association authorize our board to issue an unlimited number of shares of par value $0.01 each, divided into unlimited number of A Shares with a par value of $0.01 each and up to a maximum of 7,425,000 B Shares with a par value of $0.01, without any shareholder approval. Any B Shares that in issue now and in the future will have greater voting rights than our A Shares. In addition, such B Shares may be automatically converted into A Shares in accordance with our memorandum and articles of association, which could dilute the value of our A Shares to current stockholders and could adversely affect the market price of our A Shares of par value $0.01 each, once we are listed on Nasdaq. In addition, the B Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company. Although we have no present intention to issue any preference shares, there can be no assurance that we will not do so in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, the BVI Companies Act and the common law of the BVI.

We have been advised by Mourant Ozannes that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be directly enforceable in the BVI. We have also been advised by Mourant Ozannes that a final and conclusive judgment obtained in a U.S. federal or state court under which a sum of money is payable as compensatory damages (not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be recognized by the High Court of the BVI as a cause of action for a debt.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Our shareholders are entitled, by giving written notice to the Company, to inspect the Company’s memorandum and articles of association, register of members, register of directors and minutes of meetings and resolutions of shareholders. However, pursuant to BVI law, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect the register of members, register of directors, minutes of meetings, resolution of members, or any part of such document, refuse to permit the shareholder to inspect that document or limit the inspection of that document, including limiting the making of copies or the taking of extracts from the records. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on BVI practice with respect to any corporate governance matter. However, if we choose to follow BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information - B. Memorandum and Articles of Association - Differences in Corporate Law.”

We are a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As of the date of this annual report, Mr. Xiaozhong Lin, our founder, Chief Executive Officer, and Chairman, and Ms. Xuefen Zhang, our co-founder, Chief Operating Officer and director, own a majority of the voting power of our Company. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our Chief Executive Officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our A Shares to look less attractive to certain investors or otherwise harm the trading price of the A Shares.

Our classified board structure may prevent a change in control of the Company.

Our board of directors is divided into three classes of directors. Class I directors shall hold office for a term expiring at our next succeeding annual meeting of shareholders, Class II directors shall hold office for a term expiring at our next second succeeding annual meeting of shareholders and Class III directors shall hold office for a term expiring at our next third succeeding annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interests of our shareholders. See “Item 6. Directors, Senior Management and Employees  — C. Board Practices.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

BVI law provides shareholders with only limited rights to requisition a shareholders’ meeting, and does not provide shareholders with any right to put any proposal before a shareholders’ meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow shareholders entitled to exercise at least 30 percent of voting rights in respect of the matter for which the meeting is requested to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance written notice of at least 7 days is required for the convening of a shareholders’ meeting.

A quorum required for a shareholders’ meeting is one or more shareholders, who hold shares that carry at least 33.3% percent of the voting rights of all shares then in issue, present in person or by proxy. If the Company has a sole shareholder, a quorum is present if the sole shareholder is present. If a meeting is called at the request of shareholders and a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be dissolved. If a meeting is called by the directors and a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

Unless the directors decide otherwise by a resolution of directors, a shareholder may not attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders), or sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

Certain judgments obtained against us by our shareholders may not be enforceable.

MaxsMaking is a BVI business company and substantially all of its assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our A Shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

MaxsMaking is a BVI business company incorporated on August 14, 2023. Structured as a holding company with no material operations, MaxsMaking conducts substantially all of its operations in China through its PRC subsidiaries, primarily Shanghai Alliance, Shanghai Supreme, Zhejiang Alliance, Shanghai Lvzao, Haodingduo Zhejiang, and Zhumadian Haoyi. We started our business in the customized goods industry in January 2008 through Shanghai Alliance.

With the growth of our business and in order to facilitate international capital investment in us, we competed a reorganization as described below. .

On September 4, 2023, MaxsMaking HK was incorporated as a Hong Kong limited company and a wholly-owned subsidiary of MaxKraft Inc., which is a BVI business company incorporated on August 14, 2023 and a wholly-owned subsidiary of MaxsMaking. On November 6, 2023, Ververise Group Limited was incorporated as a Hong Kong limited company, which became a wholly-owned subsidiary of MaxKraft Inc. on February 1, 2024. Each of MaxKraft Inc., MaxsMaking HK, and Ververise Group Limited is a holding company with no business operations. On January 11, 2024, Zhejiang MaxsMaking Technology Co., Ltd. was incorporated as a limited liability company under the laws of China and a wholly foreign-owned subsidiary of MaxsMaking HK. Zhejiang MaxsMaking is also a holding company with no business operations.

In September 2023, Haodingduo Intelligent Industry, a limited liability company formed on July 27, 2023 under the laws of China, acquired an aggregate of RMB10.8 million in equity interest in Shanghai Alliance, a limited liability company formed on January 29, 2007 under the laws of China, from each of Xiaozhong Lin and Xuefen Zhang. In November 2023, Shanghai Alliance reduced its equity interest from RMB 216 million to RMB 10.8 million. Concurrently, Zhejiang Haodingduo Technology Group Co., Ltd., the other shareholder of Shanghai Alliance, holding the remaining equity interest of RMB 205.2 million, ceased to be a shareholder of Shanghai Alliance. As a result, Haodingduo Intelligent Industry became the sole shareholder of Shanghai Alliance.

In December 2023, Ververise Group Limited acquired an aggregate of 1% equity interest of Haodingduo Intelligent Industry by subscribing to its additional capital, becoming a 1% shareholder of Haodingduo Intelligent Industry, with the remaining 99% equity interest held by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., the existing shareholder. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Haodingduo Intelligent Industry from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry.

In September 2024, we incorporated MaxsMaking USA INC in California, U.S. as a wholly-owned subsidiary of MaxsMaking Inc.

As of the date of this annual report, our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Sewage Discharge Registration for Fixed Pollution Sources, Customs Registration Certificate and Customs Recordation certificate. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Zhejiang MaxsMaking Technology Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term

Zhejiang Haodingduo Intelligent Industry Group Co., Ltd	Business License	Changxing County Administration for Market Regulation	Long Term

Shanghai Alliance Industry Co., Ltd	Business License	Market Supervision Administration of Pilot Free Trade Zone	Long Term

	Customs Registration certificate	Shanghai Customs Xuhui District station	Long Term

Haodingduo (Shanghai) Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term

Zhejiang Alliance Arts and Crafts Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term

	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	January 9, 2023 – January 8, 2028

Shanghai Supreme Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	December 12, 2016 – December 11, 2036

	Customs Recordation certificate	Xinzhuang Customs	Long Term

Shanghai Lvzao Intelligent Technology Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	October 11, 2021 – October 10, 2051

Zhumadian City Haoyi Craft Products Co., Ltd.	Business License	Zhumadian Administration for Market Regulation	Long Term

	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	April 6, 2021 – April 5, 2026

Haodingduo (Zhejiang) Network Technology Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term

Shanghai Haodingduo Brand Management Co., Ltd	Business License	Shanghai Jiading District Administration for Market Regulation	November 19, 2021 – November 18, 2051

As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), except for the overseas listing filing requirements from the CSRC as required by the Trial Measures, neither we nor any of our PRC subsidiaries is currently required to obtain regulatory approval from Chinese authorities for our listing in the U.S. (including offering securities to foreign investors) under any existing PRC law, regulations or rules. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our IPO from the CSRC, CAC or other PRC governmental authorities.

On July 8, 2025, we consummated our IPO of 1,625,000 A Shares at a price of $4.00 per share, generating gross proceeds to us of $6,500,000 before deducting underwriting discounts and offering expenses.

The chart below summarizes our corporate structure as of the date of this annual report:

4B. Business Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade. We commenced operations in 2007, with our headquarter located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, we specialize in the manufacturing of customized products, a market with potential in the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, we currently mainly use cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. We serve enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. We are committed to helping customers build brand image and improve market competitiveness. In the production process, we use sustainable raw materials and production methods to provide customers with high-quality products, and we pay attention to environmental protection and social responsibility in the meantime.

We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized products, low pricing and personalized customer service. Through our use of proprietary internet-based management software, proprietary order receiving and processing technologies and advanced computer integrated sales management, we offer our customers a meaningful economic advantage, as well as high quality products and services. Our strategic goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products in the business-to-business (B2B) and consumer-to-manufacturer (C2M) fields.

Our Competitive Strengths

We believe that the following strengths of technology, product, team, region and timing contribute to our growth and differentiate us from our competitors:

Advanced Technological Capabilities

As a company specializing in customization production, our key to success lies in having advanced software and technology to support our business. First, we utilize advanced digital production technology such as computer-aided design, digital cutting, and digital printing to enhance production efficiency and accuracy. We have also independently developed advanced software technologies such as 3D design systems, automated order processing systems, and intelligent production systems that provide a significant advantage in production efficiency, cost reduction, and operational autonomy. Furthermore, we have implemented procurement, sales, and inventory management systems based on enterprise resource planning (ERP) systems that enable refined management.

Early Market Entry Advantage

Small batch customization is an upgrade of traditional manufacturing and is a market with potential for growth. We entered this field in 2007, prior to significant competition and through strategic planning. We have established a leading market position and have become the number one company in the small-batch customized luggage sector in terms of revenue for the years of 2023, 2022 and 2021. Over the years, we have accumulated extensive industry knowhow and experience and established long-term, stable cooperative relations with high-quality suppliers, which has allowed us to secure more favorable pricing and create a foundation for further strengthening and expanding our market position.

Diverse and Quality Product Offerings

We offer a diverse range of customizable textile products, including backpacks, thermal bags, canvas bags, aprons, throw pillows, flags, promotional chair covers and more. Each of our product categories can be tailored according to customers’ specific requirements with customization options such as choices of materials, patterns, and sizes. This enables us to meet the varying needs of our customers and improve our product diversity and market adaptability.

To ensure we deliver high-quality products and services, we prioritize the use of sustainable raw materials and production methods to maintain the quality of our products. We also implement strict quality control measures and process to ensure the quality of our raw materials and finished products which pass a number of standards and certifications, including: the Oeko-Tex Standard 100 by the International Association for Research and Testing in the Field of Textile and Leather Ecology; the Global Organic Textile Standards by International Association Natural Textile Industry (IVN) from Germany, the Soil Association from the United Kingdom, Organic Trade Association (OTA) from the United States and Japan Organic Cotton Association; the Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”) standards by the European Union; and the Safe Drinking Water and Toxic Enforcement Act of 1986 in California (the “Proposition 65”).

Geographical Advantages

We are headquartered in Shanghai, China where we capitalize on the abundant talent pool, access to the capital market and convenient geographical location. The city’s diverse and international pool of talent enables us to innovate continuously and develop new technologies and products. The city’s concentration of capital also provides us with ample financing opportunities for our growth at different stages. Additionally, the presence of global corporations and efficient international and domestic transportation infrastructure further facilitates our access to domestic and overseas markets.

We also have one manufacturing plant located in Yiwu, Zhejiang province, the world’s hub for small commodities. Yiwu’s well-established supply chain and industrial chain enable us to achieve greater production efficiency, resulting in lower costs and a competitive advantage in terms of product delivery time and price.

Experienced Management Team

We have an experienced management team with deep expertise in manufacturing, technology, sales and accounting.

Mr. Xiaozhong Lin, our founder, Chairman and Chief Executive Officer, brings over 18 years of significant experience in the manufacturing industry and is a well-known business veteran with a track record of entrepreneurial success. Ms. Xuefen Zhang, our founder, director, and Chief Operating Officer, has been engaged in management, finance, operation and other related work for 28 years. Ms. Zhang has rich experience in the company’s management, operation and financial management. Some of our senior management members have decades of experience and accomplished achievements in their respective fields. Their rich and complementary knowledge and expertise in the manufacturing industry gives us a competitive edge over our peers.

Our management team has extensive knowledge of the customized goods industry and maintains strong relationships with, and deep understandings of, our customers and their needs. We believe our management team’s experience and long-standing relationships are important to maintaining positive and productive working relationships with our customers. Under the leadership of our management team, we have fostered a corporate culture and passion for empowering businesses and individuals with customized goods and commitments to create value and improve the quality of life for all our customers.

Our Strategies

Our goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products. To achieve this goal, we plan to execute the following strategies:

Improve Our Production Capacity

To meet the growing demand for small-batch customization, we aim to improve production capacity and efficiency. Our plan involves building a new, modern factory spanning over 10,000 square meters, with more than triple the production capacity of our current one. We also plan to introduce advanced automated equipment such as hot-pressing machines, mold machines, automatic cutting machines, numerical control sewing machines, 3D printers, and intelligent quality inspection equipment.

To further boost our production capacity, we plan to upgrade our software and hardware systems while improving our standardized management models. This includes implementing and upgrading an integrated production management software system called the manufacturing execution system (the “MES”), which enhances efficiency and reduces costs by managing production planning, resource allocation, quality control, data collection, and traceability.

Additionally, we plan to acquire technology companies specializing in software or equipment development that will enhance our production efficiency and explore the possibility of acquiring factories with established production capacity for products similar to our products.

Expand Customer Base

While maintaining the existing medium-sized and small businesses customers (“B2B customers”) base, we plan to adopt a new global distribution business model to quickly acquire more B2B customers and build a highly loyal and mutually beneficially customer base. We are also actively exploring new business from individual customers (“B2C customers”) and upgrading product positioning and customized services. We plan to develop an online platform which enables individual customers to personalize their own backpacks, through customizing colors, styles, accessories and more. We may also consider acquiring e-commerce platforms within China that have already achieved success in the B2C personalized customization sector, expanding our customer base and reach.

We plan to expand our customer base by exploring new markets in Africa and South America, promoting personalized goods culture, partnering with other market participants such as design and advertising firms to expand sales channels, and increasing our publicity through social media. Our future plans involve strategically acquiring product design companies located outside of China. This will enable us to produce products that better meet the needs of overseas customers and significantly increase sales in overseas markets.

Focus on High-margin Products

We plan to develop high-profit and high-value-added customized products and services. Customized products require not only excellent quality and functions, but also intangible brand and design. To improve our products, we plan to collaborate with well-known brands and celebrities, innovate our product materials and upgrade our customization options. High-margin products will satisfy the needs of customers, and increase product value, leading to greater profits.

Strengthen Our Research and Development Efforts

Product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the customized goods market. To enhance our research and development capabilities, we plan to partner with well-known research centers and corporations to create more advanced methods and software for managing the production of small-batches customized goods. We also plan to build a lab for customized products to conduct practical tests and applications for new equipment, new software, new processes, new technologies, and new innovations. This allows us to test new technologies and master the new technology in the fastest time, and actively establish a cooperative relationship for talents, technology, and equipment, which benefits our sustainable development.

Develop an Online Marketplace

We plan to build an exclusive online marketplace servicing the customized goods industry. To this end, we will leverage our existing experience, software and technology and develop digital tools and services to help enterprises streamline their procurement, order, production, and distribution process, reduce costs and enhance efficiency.

Our Products and Services

Our company offers a range of customizable textile products, including backpacks, thermal bags, canvas bags, aprons, throw pillows, flags, advertising chair covers and more. These products are designed to meet the branding and promotional needs of various businesses, including enterprises, advertising companies, and e-commerce sellers. With our small-batch customization options, clients can create personalized products that reflect their brand, promote team unity, or serve as unique marketing tools. Whether used for corporate branding, team building, or other purposes, our products are a versatile and effective way to enhance brand visibility and reach.

The majority of our business originates from our B2B customers. Our B2B customers include distributors that bring in a substantial volume of orders and promote our products and services through their own sales channels and customer network. Our B2B customers also include small businesses that purchase directly from us often in smaller quantities with a lower repurchase rate.

B2C customer orders account for a relatively small portion of our existing business. Currently, we only offer small-batch customization services and have not yet implemented single-product customization. Our B2C customers have limited demand for our small-batch customization business. Our existing B2C customer base primarily consists of individuals who use our products for personal events such as class reunions, weddings, banquets, and other similar occasions.

We offer two customization options for customers: (i) full customization, where the customer provides detailed specifications for their desired products, and (ii) material or logo customization on our existing designs or products. For full customization, our business personnel will negotiate and finalize the pricing for the products after receiving the customer’s requirements. In the case of existing product customization, customers can select from a product list provided by our sales staff or through our online product selection website (http://www.haodingduo.vip), and our sales staff will then customize according to the customer’s requirements and finalize the order.

Once an order is received, our sales staff will create a detailed order request and transfer it to our factories where the products will be manufactured according to customer specifications.

Upon completion of production, overseas orders will be shipped by sea or air according to the customer’s preference, while domestic B2B orders will be delivered to each customer through express delivery and logistics services. Orders from dealers will be shipped to their designated warehouse.

In general, the process of product customization consists of the following steps:

1.	Production selection: Customers select products to be customized on our websites or mobile applications and then choose materials, styles and accessories according to their preferences and needs.

2.	Negotiation of price and delivery time: Customers and our team confirm the product price and delivery time.

3.	Sales contract confirmation: Customers sign the sales contract.

4.	Advance payments: Customers make the advance payment after signing the sales contract.

5.	Production arrangement: Production team starts production arrangements according to the customer’s design and requirements, which may include purchase of raw materials, adjustment of equipment and production process cutting, sewing and printing.

6.	Quality inspection and packaging: Products undergo inspection and packaging to ensure that quality, design and specifications products meet customer requirements.

7.	Delivery: Products are shipped and delivered to the customer’s designated address.

8.	Balance payment: Customers confirm receipt and make the balance payment.

9.	After-sales services: Company provides after-sales services for quality issues, return or repair.

Research and Development

Technology plays a crucial role in reducing costs and increasing efficiency and profitability in the customized goods industry. Investing in production technology and product research and development is critical to our growth and success. Since our inception, we have placed a high value on research and development and have utilized the talent resources in Shanghai to recruit highly skilled professionals who drive our research efforts. Currently we have included 3D design system related to product design, automated order processing system and intelligent production system related to digital manufacturing, as well as procurement, sales and inventory ERP management system related to refined management to our production. As of the date of this annual report, as a result of our efforts, we had a total of 12 registered patents and 53 software copyrights. For the fiscal years ended October 31, 2025, 2024 and 2023, we invested $650,629, $559,048 and $740,800, respectively, in research and development and plan to continue increasing our investment in this area as our business expands.

Our commitment to research and development has earned us several accolades for our achievements. We have been recognized as a national high-tech enterprise, a technological enterprise in Zhejiang Province, and earned a certification for being a software enterprise and the registration of our software products, reflecting the ongoing success of our research and development initiatives. Our dedication to innovation and improvement is a key component of our strategy for long-term growth and competitiveness in the industry. In order to further improve our research and development capabilities, we plan to establish strategic partnerships with more large enterprises and cooperate with academic institutions.

We plan to focus research and development efforts on several areas, including but not limited to, improving our automatic design technology to enable quicker design and production of customized products based on customer requirements, implementing data analysis technology to better understand our customers’ needs and purchasing behavior and provide more accurate product recommendations and better services, continuously upgrading our intelligent production technology to achieve more efficient production and reduce costs, integrating virtual reality technology to provide customers with a better vision and feeling of their customized products and improve their purchase experience, and utilizing blockchain technology to ensure the security and confidentiality of customer information and design drawings.

Raw Materials and Suppliers

Our products are manufactured using a variety of textile fabrics as raw materials, including, but not limited to, canvas, cotton, polyester, nylon and leather, which are imported from China. While some of these materials are procured through fabric agents, a significant portion is acquired directly from fabric manufacturers. For materials that are not in high demand, we source through fabric agents to ensure a stable supply chain. To maintain consistency and quality, we maintain a pool of at least three suppliers for similar materials, regularly evaluating their performance and selecting the most suitable supplier for each purchase. Rather than entering into long-term contracts, we buy our raw materials through purchase orders.

We are committed to promoting sustainable development and ensuring that our products meet stringent environmental standards, including the new European Standards and the Proposition 65, by adopting the advanced technologies and environmental practices.

With the increasing attention to environmental issues around the world, we are well aware of our environmental protection responsibilities and obligations. We actively use environmental-friendly materials, optimize production processes, and reduce waste and carbon dioxide emissions. We also work to reduce the waste of resources by reducing the use of packaging materials and increasing the use of recycled materials. We have also conducted a comprehensive sustainability assessment of our production process and formulated a sustainable development plan, including reducing energy consumption, improving product service life, and promoting circular economy.

The new European Standards and the Proposition 65 are important parts of the global environmental protection standards. We comply with the REACH standards formulated by the European Union, which aims to ensure the safe use of chemicals and environmental protection. We have also taken proactive steps to address the requirements of the Proposition 65 to ensure that our products do not contain any potential carcinogens or reproductive toxic substances.

We require each of our suppliers to sign a commitment letter on commitment to environmental protection and acknowledgment of their compliance with the REACH standards formulated by the European Union and the Proposition 65. In addition, we expect our suppliers to meet certain social responsibility requirements. We follow the standards of the Business Social Compliance Initiative (the “BSCI”) and require our suppliers agree to three commitments, “Supplier Safety Production Commitment,” “Supplier Environmental Protection and Social Responsibility Commitment” and “Supplier Integrity Commitment” which aim to ensure that suppliers comply with the regulations that prohibit the use of child labor and forced labor, protect workers’ rights and interests, guarantee safe and healthy working conditions, manage chemicals and waste responsibility, and protect the environment in the production process.

Manufacturing Facilities

We currently operate two manufacturing facilities. One is located in Yiwu, Zhejiang Province, China, primarily focused on manufacturing a wide range of customized bags and daily textile products. This digital factory is equipped with advanced production facilities, including three production lines that can handle every process from cutting to logistics, all controlled by our proprietary MES digital production system. The factory boasts intelligent automatic cutting equipment, computer-controlled sewing machines, and digital printing machines, with all systems connected to the internet for efficient and flexible production to meet customer needs.

The Yiwu factory has offices, research and development rooms, warehouses, commodity display space, and various production workshops within its 1,784 square meters area and has an annual production capacity of one million pieces of textile products, such as bags, aprons, throw pillows, flags, and promotional chair covers.

The Zhumadian factory is situated in the Zhumadian Industrial Center in Henan Province, China, an area known for its abundant manufacturing workforce. This factory has offices, warehouses, and workshops for key production processes, such as cutting, sewing, printing, packaging, and quality inspection. It has a total area of 3,300 square meters and a production capacity of 20 million pieces of bags, apron and other main products per year. The factory has five production lines that use modern infrastructure and various equipment, including CNC lathes, cutting machines, sewing machines, embossing machines, punching machines, and other professional production equipment. The factory also has various testing equipment to ensure that each product meets the quality standards. The workers at both Yiwu and Zhumadian factories are very skilled, with an average production experience of over five years.

Contracted Manufacturing

Our principal offerings consist of customized textile consumer goods, which are primarily manufactured by our in-house facilities and contracted manufacturers. Our contracted manufacturers produce a diverse range of products for us, including bags, aprons, thermal bags, canvas bags, throw pillows, flags, and promotional chair covers. During the fiscal years ended October 31, 2025, 2024 and 2023, our contracted manufacturers accounted for approximately 1.55%, 2.68% and 1.06% of our total production, respectively. Our selection process for contracted manufacturers involves careful consideration of several factors, including our specific requirements, the manufacturer’s reputation, quality assurance measures, production capacity, pricing, and services. We conduct annual evaluations to ensure our contracted manufacturers meet our standards and expectations. In the event we terminate our existing contracted manufacturers, we expect that it will be relatively easy and simple to find alternative ones.

Customer Services

Our dedicated sales team is dedicated to managing and maintaining relationships with our B2B customers, while we have a separate customer services team to serve our B2C customers. To ensure a seamless customer experience, we offer a full range of customer services, from pre-sales support to after-sales follow-up.

Our pre-sales services include provision of detailed product information, personal consultation, and multiple customer service channels for customers. During the sales process, our services include order confirmation, tracking, and inquiry support. We provide a clear return and exchange policy and collect customer feedback to improve products and services, with a 24-hour customer service hotline and international customer service mailbox available to assist customers with any complaints or suggestions.

We provide different customer services to our B2B customers and B2C customers. As B2B customers tend to have longer-term relationships with us and are more dependable, we provide them with professional and technical solutions, as well as offline communication and negotiation, which may involve contract reviews, confirmation of demands, project planning, and other related matters. We regularly engage with B2B customers through phone calls, emails, video calls, on-site visits, and product demonstrations. For our B2C customers, we prioritize their experience and needs. Our focus is on providing them with a simplified purchase process and online customer support.

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining customers. We have implemented quality inspection and testing procedures at all our facilities. At the same time, we utilize advanced management software as an important tool to improve our quality control system. Our quality control procedures are mainly carried out at three stages:

●	Incoming quality control with respect to raw materials;

●	In-process quality control, which is conducted at a series of control points in the manufacturing process; and

●	Outgoing quality control, which focuses on packaging, delivery and post-delivery services to customers.

We implement strict quality control measures for purchased raw materials to ensure that they meet our high standards. Our quality control procedures include testing samples of large batches for color proofreading, color fastness, fabric tearing, material thickness, raw material composition, and more. We also obtain supplier test reports and perform supplier qualification and rating tests.

Throughout our production process, we perform eight quality control procedures to detect and prevent quality deviations, reduce manufacturing costs, and ensure timely delivery. We inspect materials before processing, check printing effects, conduct inspections during each processing stage, examine semi-finished products, inspect finished products, and perform packaging inspections.

To further ensure our products meet our standards, we carry out ex-factory quality inspections according to the internationally recognized acceptance quality limit 2.5 (AQL2.5) standard. We also randomly select products for third party evaluation of product quality and issuance of product quality testing reports that carry certifications by China National Accreditation Service for Conformity Assessment (CNAS).

Additionally, we provide customers with post-delivery services and maintain a warranty exchange inventory to meet their needs. Our commitment to quality control ensures that our products can meet our high standards and customer expectations.

Sales and Marketing

Our B2B customers are from overseas markets such as the United States, the European Union, Japan, Singapore, and other developed nations, as well as domestic cities in China with thriving e-commerce such as Shanghai, Yiwu, Ningbo, Hangzhou, Guangzhou, and Shenzhen. A significant portion of our customers purchase customized goods for corporate culture development, brand promotion, and team-building purposes, while smaller e-commerce merchants purchase customized goods for the purpose of establishing their brand, resale, and enhancing the value of their products.

Our orders encompass both domestic and overseas orders, which are managed by separate sales teams. Overseas orders are secured through the Alibaba international website platform (https://shalliance.en.alibaba.com) and through active promotion efforts such as emails, phone calls, and visits by our sales staff. Domestic sales personnel acquire B2B customers and distributors through telephone sales, network promotion, and customer referrals.

A substantial proportion of our sales are generated through distribution by distributors. Our existing distributors are primarily trading companies without in-house production and manufacturing capabilities. These distributors possess a considerable and consistent customer base due to their focus on marketing and sales, as well as their proficiency in a variety of marketing techniques and channels. In our relationships with distributors, we offer flexible cooperation models and requirements tailored to each distributor’s individual circumstances. We typically enter into long-term framework purchase agreements with the distributors. Upon receipt of an order request, our distributor and sales representatives will initiate communication via telephone or email to confirm product requirements and pricing, to be followed by a purchase order from the distributor.

Our sales team consists of 18 full-time and part-time salespeople with college and higher degrees in business administration and marketing. They are all fluent in English, have professional sales knowledge, and have a good understanding of our products and customers. They are responsible for maintaining relationships with existing customers, identifying new sales opportunities, and providing excellent customer service. They are also constantly trained and coached to improve their skills and knowledge.

We have a comprehensive and flexible compensation system for our sales team, which includes bonuses, prizes, and travel incentives for achieving clear and measurable sales objectives. Additionally, we provide learning opportunities such as sales skills training, industry knowledge training, and career planning to encourage our sales staff to improve their skills. We also have public commendation awards and organize team-building activities and sharing meetings to create a positive and dynamic working atmosphere and better integrate our sales staff into the team and company.

We promote our products and services through various channels. We participate in trade exhibitions in various regions to showcase our products and services, meet potential customers, and learn about industry trends. We believe physical display and in-person experience and communication can better display our product quality and technology. We attend trade exhibitions, including the China Import and Export Fair, East China Import and Export Fair and Hong Kong Gifts and Gifts Exhibition, on semi-annual basis. We also design and distribute our product and service brochures to potential customers, partners, and at trade exhibitions. In addition, we use promotional displays such as banners, posters, and videos to showcase our products and services in different locations, such as a display in a shopping mall or at a public event to reach out to a wider audience.

We promote our products and services online, including our official website, e-commerce platform, social media and other online channels. We provide detailed information about our products such as specifications, prices, and images, and also offer online customer service to help customers with their inquiries and purchases.

In addition, we have established partnerships with certain brands and companies to jointly promote and sell our products. As a collaboration in marketing and promotion, we provide free or discounted products to these partner companies, and they display our promotional advertisements on their business premises or websites and display our logo or company name on the promoted products.

Seasonality

Our sales have no obvious seasonality, because the products are suitable for different seasons and different purposes, However, there are months when the purchase is relatively concentrated. Every year from March to April and September to October are the two peak seasons for overseas purchases from our customers.

Competition

The competition in the market for small-batch customized goods is driven by technology, not production capacity. Unlike OEM manufacturing, which focuses on producing large quantities of standard products, small-batch customization demands a more personal touch and is heavily reliant on specialized software and equipment. As a result, companies in this market compete with one another based on their proficiency and availability of advanced technology. The internet is also a critical factor in the success of small-batch customization, as it provides a means to reach a wide customer base and makes use of technology a key advantage.

Our principal competitors in China include Xiangxing Group, Guangdong Binhao Technology Co., Ltd, Love Freedom Luggage Co., Ltd., and Korrun Co., Ltd.

We maintain our competitiveness in the market primarily through the following strategies:

●	Specializing in small-batch customized services;

●	Catering to the needs of SMEs;

●	Engaging in direct communication with customers;

●	Leveraging technology advancement to maintain a strong and flexible production capability; and

●	Emphasizing environmental protection and product quality.

We are facing intensifying competition in both domestic and international markets. Our primary strategies to stay competitive include:

●	Engaging in more commercial promotional campaigns; and

●	Developing products tailored to more diverse customer segments.

Intellectual Property

We believe that our intellectual property rights distinguish our offerings and brand and sustain our competitive advantages. We rely on a combination of patents, copyrights, trademarks, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this annual report, we had 12 registered patents, 62 trademarks in China and eight trademarks in the U.S. We also had 53 software copyrights in China. As of the date of this annual report, we have registered 22 domain names.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Material Contracts

Set forth below is a summary of all material agreements to which we and our subsidiaries are a party and have entered into within the preceding four years from the date of this annual report, excluding the contracts entered into in the ordinary course of our business.

Line of Credit Agreements with Ningbo Bank

On July 26, 2023, Shanghai Alliance entered into a maximum line of credit agreement with Ningbo Bank, under which Shanghai Alliance may draw down up to RMB 7,000,000 (approximately $0.98 million) by July 26, 2043. The line of credit was pledged by the personal assets of Ms. Xuefen Zhang, our director and Chief Operating Officer, and Mr. Xiaozhong Lin, our Chairman and Chief Executive Officer.

The interest rate for each drawdown is determined by Ningbo Bank at the time of withdrawal. The line of credit was pledged by the personal assets of Ms. Xuefen Zhang, our director and Chief Operating Officer, and Mr. Xiaozhong Lin, our Chairman and Chief Executive Officer. As of the date of this annual report, an aggregate of RMB 7,000,000 (approximately $0.98 million) has been drawn under the above maximum line of credit agreement, with interest rates ranging from 3.4% to 4.0%.

Loan Agreements with Zhejiang Yiwu Rural Commercial Bank

On December 13, 2023, Zhejiang Alliance entered into one loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan term of three years. The loan has a principal amount of RMB 9,950,000 (approximately $1.40 million) and bears a fixed interest rate of 3.5% per annum and will mature in December 2026.

On December 11, 2024, Haodingduo Zhejiang entered into one short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan term of twelve months. The loan has a principal amount of RMB 6,050,000 (approximately $0.85 million) and bears a fixed interest rate of 5% per annum and matured in December 2025.    As of the date of this annual report, we have fully repaid the loan.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, medical insurance, maternity insurance and housing provident fund for all of our employees. We believe that we maintain a range of insurance coverage in relation to our business that is customary for our industry.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in December 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law (the “Implementing Rules”), to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries. The negative list will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain requirements, which include, but not limited to, the special requirements on the shareholding and requirements regarding senior management personnel. Certain government departments will formulate a catalogue that lists the specific industries, fields and regions in which foreign investments are encouraged. This list is formulated according to national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) (the “Negative List”), promulgated by the National Development and Reform Commission and the MOFCOM, on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), promulgated by the National Development and Reform Commission and the MOFCOM on December 15, 2025 and took effect on February 1, 2026. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The handicraft processing and sales industry is not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with the laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations. The competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, and in its review of their licensing applications.

However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors (except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner) and the expropriation or requisition of the investment of foreign investors is prohibited along with mandatory technology transfers.

Zhejiang MaxsMaking, our wholly foreign owned subsidiary, as a foreign invested entity, and MaxsMaking HK, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Import and Export of Goods

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on December 10, 2001, which came into effect on January 1, 2002 and most recently amended on March 10, 2024, the import and export of goods are generally allowed by the PRC government, but the prohibitions or restrictions explicitly stipulated in the laws or administrative regulations shall still be complied with during the conduct of import and export of goods by individuals or entities. Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and most recently amended with immediate effect on December 27, 2025, and Measures for the Archival Filing and Registration of Foreign Trade Business Operators which was promulgated by the MOFCOM on June 25, 2004 and last revised on May 10, 2021, the PRC adopted a filing and registration system for foreign trade operators engaged in imports and exports of goods, implemented by the Ministry of Commerce or its entrusted agencies. Foreign trade operators that have not filed for registration in accordance with the provisions will be declined by customs to carry out the customs clearance and inspection procedures for import and export of goods.

Pursuant to the Customs Law of the PRC promulgated by SCNPC on January 22, 1987 and most recently amended on April 29, 2021 and effective same day, along with some other related regulations, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with customs. The consignees and consignors for import or export goods and the customs brokers that engaged in customs declaration shall register with customs in accordance with the law. Principal regulations on the inspection of import and export commodities are set forth in the Law of the PRC on Import and Export Commodity Inspection promulgated by SCNPC on February 21, 1989 and most recently amended by Decision of the SCNPC on April 29, 2021 and became effective thereof along with its implementation rules. According to the aforesaid relevant laws and regulations, the import and export commodities that are subject to compulsory inspection listed in the catalogue compiled by the State administration shall be inspected by the commodity inspection authorities, and the import and export commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors themselves or its entrusted agent may apply for inspection to the commodity inspection authorities.

Regulation Related to Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The principal legal provisions governing product liability are set out in the Product Quality Law of the PRC, which was amended on and became effective on December 29, 2018. The Product Quality Law is applicable to all activities of production and sale of any product within the territory of the PRC, and the producers and sellers shall be liable for product quality in accordance with the Product Quality Law.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China (the “Copyright Law”), effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks in China. The SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China (the “Patent Law”), promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, and the Implementation Rules of the Patent Law of the People’s Republic of China (the “Implementation Rules of the Patent Law”), promulgated by the State Council on June 15, 2001 and last revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents are valid for ten years and design patents are valid for fifteen years (for applications filed on or after June 1, 2021), from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the first person who files the application. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The MIIT is the competent regulatory authority responsible for the unified supervision and administration of internet domain name services in the PRC. The China Internet Network Information Center (the “CNNIC”), a domain name registration administration authority approved by the MIIT and subject to its supervision and administration, is responsible for the daily operation and administration of the PRC country code top-level domain “.CN” and other PRC top-level domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s top-level domain name “.CN.” The CNNIC issued the Country Code Top-level Domain Name Dispute Resolution on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, and file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Regulation of the People's Republic of China on Foreign Exchange Administration, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. Foreign-Invested Enterprises (the “FIEs”) are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”), which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular of the SAFE on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) which unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange of the People’s Republic of China and relevant provisions.

In addition, the SAFE promulgated the Circular on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”) which provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws on the premise that the investment is not in violation of the applicable Negative List and the projects invested are true and in compliance with relevant laws and regulations.

The Circular of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”), which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income in the capital account, such as capital funds, foreign debts proceeds, and proceeds from overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

On December 4, 2023, the SAFE issued the SAFE Circular 28 (2023) which revised some provisions in the SAFE Circular 16 and SAFE Circular 28(2019). According to the SAFE Circular 16 and SAFE Circular 28 (2023), the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) unless otherwise specified, directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the purchase of residential real estate that is not for self-use (except for enterprises engaging in real estate development and leasing operation).

The SAFE Circular 28(2023) expands the policies for facilitating capital accounts. Qualified small and medium-sized high-tech enterprises and enterprises that specialize in niche sectors (the “Qualified Technology-based Enterprises”) command a high market share and have strong innovative capacity and core technologies. Qualified Technology-based Enterprises within the jurisdictions of Tianjin, Shanghai, Jiangsu, Shandong (including Qingdao), Hubei, Guangdong (including Shenzhen), Sichuan, Shanxi, Beijing, Chongqing, Zhejiang (including Ningbo), Anhui, Hunan and Hainan provinces (centrally-administered municipalities) may independently borrow foreign debts within the limit of the equivalent of US $10 million. Qualified Technology-based Enterprises within the jurisdictions of other regions may independently borrow foreign debts within the limit of the equivalent of US $5 million. Enterprises applying to participate in facilitation business should submit relevant materials to the local counterpart of the SAFE when handling the registration of foreign debt contracts. SAFE Circular 28 (2023) also facilitates the payment and use of funds raised from overseas listing of foreign direct investment. The asset realization account under the capital account shall be adjusted to the settlement account under the capital account. Foreign exchange funds raised from overseas listing of a domestic enterprise may be directly remitted to the settlement account under the capital account. Funds in the settlement account under the capital account may be settled and used on its own. Enterprises engaged in facilitation business are no longer subject to the full-scope cross-border financing macro-prudential or “investment-to-registered capital gap” management regulations. The outstanding balance of external debt that has been borrowed but not yet repaid by the enterprise prior to engaging in facilitated business will occupy the facilitated business quota.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated the Circular on Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles (the “SAFE Circular 37”) on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles, or SAFE Circular 75.

SAFE further enacted the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular 13”), which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions on Private Lending Cases”), which was issued by the Supreme People’s Court of the People’s Republic of China on August 6, 2015 and amended on August 19, 2020 and December 29, 2020, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Environment Protection

Environmental Impact Assessment

According to the Environmental Protection Law of the People’s Republic of China (2014 Revision) promulgated by the Standing Committee of the National People’s Congress in 1989 and subsequently amended in 2014, the construction of any project with environmental influence shall be subject to environmental impact assessment in accordance with the laws, and construction projects that have not gone through the environmental impact assessment according to the laws shall not commence construction. The Law of the People’s Republic of China on Environment Impact Assessment, as promulgated by the Standing Committee of the National People’s Congress in 2002 and subsequently amended in 2016 and 2018) further stipulates that the state shall carry out classified management on environmental impact assessment of construction projects on basis of the degree of their environmental impact. The constructor shall prepare environmental impact assessment documents (which, on basis of different environmental impact degrees of the project, can be classified into environmental impact report, environmental impact reporting form and environmental impact registration form) and submit the same to the competent environmental-protection administrative authority for approval in accordance with the relevant provisions of the State Council.

According to the Category-based Administration Directory for the Environmental Impact Assessment of Construction Projects (Edition 2021) issued by the Ministry of Ecology and Environment on November 30, 2020 and implemented on January 1, 2021, only the production of the textile industry involving a specific process or technique requires an environmental impact report or environmental impact reporting form. Also, the production process of the textile industry does not require an environmental impact registration form. The Company believes that the production processes of Zhumadian Haoyi and Zhejiang Alliance, which include textile cutting, sewing, screen printing, and packaging, do not involve the process or techniques that fall under the categories requiring an environmental impact report, environmental impact reporting form, or environmental impact registration form. Therefore, Zhumadian Haoyi and Zhejiang Alliance are not subject to the environmental impact assessment requirement and not required to prepare or submit any of the environmental impact report, environmental impact reporting form or environmental impact registration form for its production plants.

Pollutant Discharge

According to the Administration Measures for Pollutant Discharge Permit promulgated by the Ministry of Ecology and Environment on April 1, 2024 with effect on July 1, 2024, and the Categorized Management Catalog of Pollutant Discharge Permits for Stationary Sources of Pollution (2019 Edition) issued by the Ministry of Ecology and Environment, effective on December 20, 2019, the state implements key management, simplified management and registration-based management of pollutant discharge permits according to factors such as the quantity of pollutants generated, the volume of emissions, and the degree of impact on the environment of the pollutants.

For entities involved in the textile industry engaged in processes such as pre-treatment, dyeing, printing, wool washing, hemp degumming, silk reeling, or water-jet weaving, or those with general processes requiring key management, they are subject to key management. Entities engaged only in finishing processes or those with general processes requiring simplified management fall under the simplified management category. Other production processes are subject to registration-based management. Entities discharging pollutant that fall under the registration-based management are not required to apply for a pollutant discharge permit, but shall complete a pollutant discharge registration form on the national pollutant discharge permit information management platform. This registration form includes details such as basic entity information, locations of pollutant discharge, implemented pollutant discharge standards, and pollution prevention and control measures.

The Company believes that Zhumadian Haoyi and Zhejiang Alliance are not engaged in any of the above-mentioned process that requires key management or simplified management. As a result, their production plants are subject to the registration-based management according to the standards under the Categorized Management Catalog of Pollutant Discharge Permits for Stationary Sources of Pollution (2019 Edition). Accordingly, Zhumadian Haoyi and Zhejiang Alliance are not required to obtain a pollutant discharge permit and only have to file a pollutant discharge registration form. As of the date of this annual report, Zhumadian Haoyi and Zhejiang Alliance have completed the required pollutant discharge registration form in accordance with the aforementioned regulations.

Regulations Relating to Taxation

Income Tax

According to the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, took effect on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law of the People’s Republic of China (the “Implementing Rules of the PRC Enterprise Income Tax Law”), defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the SAT issued the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) (the “PRC Taxable Assets”). For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the SAT Circular 37 (SAT Announcement [2017] No.37), which took effect on December 1, 2017 and was amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 (SAT Announcement [2015] No.7) and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or fail to withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the amount of tax that should have been withheld on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The PRC Enterprise Income Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the PRC Enterprise Income Tax Law which reduced the rate from 20% to 10%, took effect from January 1, 2008. However, a lower withholding tax rate may be applied if there is a tax treaty or arrangement between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% on a self-assessment and filing basis.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficial owner” status, and thus may not benefit from the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 13% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to a deduction rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at a deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and superseded existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax(the “VAT Pilot Plan”), which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs (the “GAC”) jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to a deduction rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Provisional Regulations For The Collection And Payment Of Social Insurance Premiums, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB5,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 to RMB50,000 and an application may be made to a local court for compulsory enforcement. As of the date of this annual report, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows.

As of the date of this annual report, we have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries, if any, as required by PRC regulations may subject us to penalties.”

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the company and changes in such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of service or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the company within half a year after termination of their services.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our IPO are subject to the M&A Rules; and (ii) currently our PRC subsidiary, Zhejiang MaxsMaking, was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules; the interpretation and application of the regulations remain unclear, and our future offerings may require approval from the CSRC. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining such CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the Communist Party of China Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay our future offerings and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for our future offerings and affect our ability to offer or continue to offer securities to investors outside China.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which came into effect on March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

4C. Organizational Structure

For descriptions of our organizational structure and subsidiaries as of the date of this annual report, please see “Item 4. Information on the Company- A. History and Development of the Company.”

4D. Property, Plants and Equipment

As of the date of this annual report, our principal manufacturing sites were located in the PRC. Our principal executive offices are located in No. 1288, Zhennan Road, Putuo District, Shanghai, where we lease premises in an aggregate of approximately 694.93 square meters, with lease term generally ranging from one year to three years. We lease all the facilities that we currently occupy from unaffiliated third parties. The following table sets forth certain information relating to our principal facilities as of the date of this annual report.

Location	Size (Square Meters)	Term	Primary Use
Room 902, No. 1288, Zhennan Road, Putuo District, Shanghai	322.34	December 20, 2025 to December 19, 2026	Office
Room 903, No. 1288, Zhennan Road, Putuo District, Shanghai	372.59	December 20, 2025 to December 19, 2026	Office
Floor 3, Building 1, Zone B, No. E21-E22, Xinke Road, Choujiang Street, Yiwu City, Zhejiang Province	886.79	January 1, 2026 to December 31, 2026	Factory & Office
Plant No. 3, Southeast area of the intersection of Ruhe Avenue and Yicheng Avenue, Zhumadian City, Henan Province	3,300	June 20, 2021 to June 19, 2026	Factory & Office

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Item 5.A. Management’s Discussion and Analysis of Financial Condition and Operating Results

Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade.

We commenced our operations through Shanghai Alliance in 2007 under the leadership of our founders, Mr. Xiaozhong Lin and Ms. Xuefen Zhang, and have been operating our two digital production plants in China, located in Yiwu, Zhejiang Province and Zhumadian, Henan Province with an aggregate of 4,192 square meters. Our principal executive offices are located in Shanghai where we focus on software development, design and brand management. We seek to strengthen our market position by fostering our close collaborative relationships with customers, prioritizing the development of brand marketing and improving our small-batch customization capacity.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to increase small batch customization orders

For a manufacturer specializing in customized goods, the increase in small batch customization orders is an important driver for business growth and profit acquisition. Our sales revenue is directly influenced by customer decisions regarding the adoption of small batch or large batch customization procurement. Therefore, it is critical to not only be able to attract more small batch customization customers but also to maintain flexibility in production plans. Our ability to adapt to fluctuations in order volume and meet unstable demands ensures a responsive approach. Continuous monitoring over market trends and quick adjustments to production plans further enable us to meet customer needs while minimizing inventory backlog or avoiding insufficient production.

Our ability to expand our product offering

In the realm of customized goods manufacturing, the design and development of new products hold profound significance. The visual appeal, color schemes, and styles of newly introduced products play a pivotal role in determining customer preferences and their likelihood to place orders. The quantity and expediency of new product offering also directly impact customer loyalty and the potential for repeat purchases across various product categories. This underscores the importance of a proactive approach to designing and launching new products, enhancing the company’s engagement with customers.

Our ability to effectively manage our supply chain

The efficacy of our supply chain management is paramount to our operations. As a manufacturer specializing in personalized goods, the establishment and maintenance of a reliable supply chain are imperative. We have focused on cultivating stable and trustworthy relationships with our suppliers and engaged in diligent oversight of the raw material supply chain to ensure the punctual receipt of materials. In addition to supplies, we also strive to ensure the timely fulfilment and delivery of our products to customers. Any failure to effectively manage our supply chain may adversely impact our results of operations.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended October 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended October 31,		Change
	2025	2024	Amount	%
Revenue	$29,220,846	$21,434,100	$7,786,746	36.33%
Cost of sales	(26,605,003)	(17,463,856)	(9,141,147)	52.34%
Gross profit	2,615,843	3,970,244	(1,354,401)	(34.11)%

Operating expenses
Selling expenses	(462,285)	(606,352)	144,067	(23.76)%
General and administrative expenses	(1,399,356)	(600,660)	(798,696)	132.97%
Research and development expenses	(650,629)	(559,048)	-91,581	16.38%
Total operating expenses	(2,512,270)	(1,766,060)	(746,210)	42.25%
Income from operations	103,573	2,204,184	(2,100,611)	(95.30)%

Other Income (Expense)
Interest income	223	548	(325)	(59.31)%
Interest expense	(159,166)	(151,335)	(7,831)	5.17%
Other income, net	85,113	95,767	(10,654)	(11.12)%
Other expense, net	(16,593)	(16,839)	246	(1.46)%
Exchange gain	72,406	17,344	55,062	317.47%
Total other expense, net	(18,017)	(54,515)	36,498	(66.95)%
Income before income tax provision	85,556	2,149,669	(2,064,113)	(96.02)%
Provision for income taxes	(67,434)	(269,003)	201,569	(74.93)%
Net income	18,122	1,880,666	(1,862,544)	(99.04)%

	For the Fiscal Year Ended October 31,		Change
	2024	2023	Amount	%
Revenue	$21,434,100	$26,260,268	$(4,826,168)	(18.38)%
Cost of sales	(17,463,856)	(22,048,972)	4,585,116	(20.80)%
Gross profit	3,970,244	4,211,296	(241,052)	(5.72)%

Operating expenses
Selling expenses	(606,352)	(490,221)	(116,131)	23.69%
General and administrative expenses	(600,660)	(571,407)	(29,253)	5.12%
Research and development expenses	(559,048)	(740,800)	181,752	(24.53)%
Total operating expenses	(1,766,060)	(1,802,428)	36,368	(2.02)%
Income from operations	2,204,184	2,408,868	(204,684)	(8.50)%

Other Income (Expense)
Interest income	548	1,158	(610)	(52.68)%
Interest expense	(151,335)	(69,572)	(81,763)	117.52%
Other income, net	95,767	87,399	8,368	9.57%
Other expense, net	(16,839)	(140,029)	123,190	(87.97)%
Exchange gain (loss)	17,344	(2,106)	19,450	(923.55)%
Total other expense, net	(54,515)	(123,150)	68,635	(55.73)%
Income before income tax provision	2,149,669	2,285,718	(136,049)	(5.95)%
Provision for income taxes	(269,003)	(307,441)	38,438	(12.50)%
Net income	1,880,666	1,978,277	(97,611)	(4.93)%

Revenue

Our revenue is reported net of all value added taxes (“VAT”). We generate revenue primarily from sales of customized backpacks, shopping bags, aprons, tablecloths, and other consumer goods.

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For the Fiscal Year Ended October 31, 2025		For the Fiscal Year Ended October 31, 2024		Change
Country/Region	Sales Amount	As % of Sales	Sales Amount	As % of Sales	Amount	%
Mainland China	$26,643,100	91.18%	$17,285,726	80.65%	$9,357,374	54.13%
Asia (excluding mainland China)	810,415	2.77%	1,998,048	9.32%	(1,187,633)	(59.44)%
North America	345,277	1.18%	276,746	1.29%	68,530	24.76%
Europe	1,266,824	4.34%	1,806,989	8.43%	(540,165)	(29.89)%
Oceania	41,158	0.14%	16,650	0.08%	24,508	147.19%
South America	62,948	0.22%	30,170	0.14%	32,778	108.64%
Africa	51,124	0.17%	19,771	0.09%	31,354	158.59%
Total	29,220,846	100.00%	$21,434,100	100.00%	$7,786,746	36.33%

Compared with the fiscal year ended October 31, 2024, our revenue increased by approximately $7.79 million, or 36.33%, for the fiscal year ended October 31, 2025. The increase was primarily attributable to an increase in sales in mainland China of approximately $9.36 million, or 54.13%, partially offset by a decrease of approximately $1.19 million in sales in Asia (excluding mainland China) and a decrease of $0.54 million in sales in Europe. The increase in sales in mainland China was primarily attributed to: (i) our intensified sales efforts in the domestic market, such as offering promotions and active participation in domestic shopping festivals, expansion of our customer base, and implementation of a high-volume, lower-margin sales strategy, which resulted in increased domestic sales revenue; and (ii) the addition of new major clients through referral by our management. The decrease in sales in overseas markets were mainly due to uncertainties in overseas markets, where customers’ demand and consumption prospects remained relatively weak.

	For the Fiscal Year Ended October 31, 2024		For the Fiscal Year Ended October 31, 2023		Change
Country/Region	Sales Amount	As % of Sales	Sales Amount	As % of Sales	Amount	%
Mainland China	$17,285,726	80.65%	$22,768,642	86.70%	$(5,482,916)	(24.08)%
Asia (excluding mainland China)	1,998,048	9.32%	1,235,232	4.70%	762,816	61.75%
North America	276,746	1.29%	618,755	2.36%	(342,009)	(55.27)%
Europe	1,806,989	8.43%	1,415,017	5.39%	391,972	27.70%
Oceania	16,650	0.08%	31,743	0.12%	(15,093)	(47.55)%
South America	30,170	0.14%	165,067	0.63%	(134,897)	(81.72)%
Africa	19,771	0.09%	25,812	0.10%	(6,041)	(23.40)%
Total	$21,434,100	100%	$26,260,268	100%	$(4,826,168)	(18.38)%

Compared with the fiscal year ended October 31, 2023, our revenue decreased by approximately $4.83 million, or 18.38%, for the fiscal year ended October 31, 2024, which was primarily attributable to a decrease in sales in Mainland China approximately $5.48 million, or 24.08% and a decrease in sales in North America approximately $0.34 million, or 55.27%, partially offset by the increase of approximately $0.76 million in sales in Asia (excluding mainland China) and $0.39 million in sales in Europe. The decrease was primarily attributed to: (1) intensifying competition in mainland China domestic markets, compelling us to reduce our prices to secure clients and decrease in demand from domestic customers as they have become more sensitive to price due to the slowdown in economic growth; and (2) intensive competition from similar companies based in South Asia selling their products in North American markets.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials, (ii) sale taxes and additional surcharges, (iii) labor costs, production overhead and (iv) other costs related to the business operation.

Our cost of revenue increased by approximately 52.34% from approximately $17.46 million for the fiscal year ended October 31, 2024 to approximately $26.60 million for the fiscal year ended October 31, 2025, which was primarily due to higher domestic sales volume, which has lower gross profit margins, resulting in cost growth outpacing revenue growth.

Our cost of revenue decreased by approximately 20.80% from approximately $22.05 million for the fiscal year ended October 31, 2023 to approximately $17.46 million for the fiscal year ended October 31, 2024, which was primarily in line with the decrease in our revenue.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended October 31, 2025 and 2024, our gross profit was approximately $2.62 million and approximately $3.97 million, respectively, and our gross profit margin was 8.95% and 18.52%, respectively. The decline in gross profit margin was primarily attributable to a decrease in overseas sales, which historically generate higher margins. As overseas sales declined, our overall gross profit decreased. In response, we intensified our sales efforts in the domestic market and adopted a lower-price, higher-volume strategy, which increased domestic sales but carried a lower margin and further compressed our overall gross profit margin.

For the fiscal years ended October 31, 2024 and 2023, our gross profit was approximately $3.97 million and approximately $4.21 million, respectively, and our gross profit margin was 18.52% and 16.04%, respectively. The increase in gross profit margin was due to the increase proportion of oversea sales which had higher gross margins than domestic sales.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended October 31, 2025 and 2024.

	For the Fiscal Year Ended October 31,		Change
	2025	2024	Amount	%
Selling expenses	$(462,285)	$(606,352)	$(144,067)	(23.76)%
General and administrative expenses	(1,399,356)	(600,660)	798,696	132.97%
Research and development expenses	(650,629)	(559,048)	91,581	16.38%
Total operating expenses	$(2,512,270)	$(1,766,060)	$746,210	42.25%

The following table sets forth the breakdown of our operating expenses for the fiscal years ended October 31, 2024 and 2023.

	For the Fiscal Year Ended October 31,		Change
	2024	2023	Amount	%
Selling expenses	$(606,352)	$(490,221)	$(116,131)	(23.69)%
General and administrative expenses	(600,660)	(571,407)	(29,253)	(5.12)%
Research and development expenses	(559,048)	(740,800)	181,752	24.53%
Total operating expenses	$(1,766,060)	$(1,802,428)	$36,368	2.02%

Selling Expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff (ii) traveling costs of sales and marketing staff, (iii) freight and vehicle expenses, and (iv) others, such as office costs and lease payment for sales office.

Our selling expenses decreased by $0.14 million, or 23.76%, for the fiscal year ended October 31, 2025, compared to October 31, 2024. The decrease was mainly due to lower salary expenses resulting from a reduction in headcount, and a decrease in freight expenses.

Our selling expenses increased by $0.12 million, or 23.69%, for the fiscal year ended October 31, 2024, compared to the fiscal year ended October 31, 2023. The increase mainly due to an increase in salary of approximately $0.09 million, driven by commissions for employees acquiring new customers, and an increase in freight expenses, due to higher export volumes, of approximately $0.05 million and partially offset by the decrease in office costs of approximately $0.02 million.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) professional fees, which primarily include legal, accounting and consulting fees we paid in connection with our IPO; (iii) lease expenses relating to leased properties used for administrative purposes; (iv) utilities for administrative purposes; (v) entertainment expenses used for business operation; (vi) bad debt and fixed assets depreciation (vii) others, which primarily include freight, traveling, conference expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by approximately $0.78 million, or 132.97%, for the fiscal year ended October 31, 2025, primarily attributable to (i) an increase in accounts receivable allowance of approximately $0.17 million; and (ii) an increase in professional fees of $0.44 million in connection with our IPO in July 2025.

Our general and administrative expenses increased by approximately $0.03 million, or 5.12%, for the fiscal year ended October 31, 2024, compared to October 31 2023, primarily attributable to (i) an increase in accounts receivable allowance of approximately $0.04 million; (ii) an increase of consulting fees of approximately $0.03 million paid to its financial reporting consultant; and (iii) an increase in office costs of approximately $0.02 million; partially offset by a decrease in salary of approximately $0.10 million due to a decrease in headcounts in the accounting and human resource departments.

Research and Development Expenses

Research and development expenses mainly comprise cost of materials used for experiment, employee costs and other daily expenses related to research and development activities.

Our research and development expenses increased by approximately $0.09 million, or 16.38%, for the fiscal year ended October 31, 2025, compared to the fiscal year ended October 31, 2024, which was primarily attributable to an increase in salaries of our R&D personnel.

Our research and development expenses decreased by approximately $0.18 million, or 24.53%, for the fiscal year ended October 31, 2024, compared to the fiscal year ended to October 31, 2023, which was primarily attributable to a decrease in investment in research and development relating to intelligent manufacturing and digital printing and other production process as the R&D cycle approached its conclusion.

Other Income (Expenses)

Other income (expenses) primarily consists of: (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) penalties, overdue fee and other operating related losses; (iii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; and (iv) foreign exchange gains or losses.

Our total other expenses decreased by 66.95% for the fiscal year ended October 31, 2025 compared to the fiscal year ended October 31, 2024, which was primarily due to the increase in foreign exchange gains.

Our total other expense decreased by 55.73% for the fiscal year ended October 31, 2024 compared to the fiscal year ended October 31, 2023, primarily due to the payment of a judgment of RMB 950,000 ($136,990) in a contract dispute for the fiscal year ended October 31, 2023. The interest expense increased by approximately $0.08 million in the fiscal year 2024 due to an increase in the principals of short-term bank loans.

Income Tax Expenses

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI Islands. Under the current laws of the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, the Company’s PRC subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax at a rate of 25% on their worldwide taxable income as determined under PRC tax laws and accounting standards.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Zhejiang Alliance and Shanghai Lvzao, were each qualified as a HNTE in the year of 2022 and 2024, respectively.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Our income tax expense was $67,434 for the fiscal year ended October 31, 2025, a decrease of $201,569, or 74.93%, from $269,003 for the fiscal year ended October 31, 2024 due to our decreased taxable income.

Net Income

As a result of the foregoing, our net income decreased by approximately 99.04%, from approximately $1.88 million for the fiscal year ended October 31, 2024 to a net income of approximately $18.12 thousands for the fiscal ended October 31, 2025.

Liquidity and Capital Resources

As of October 31, 2025, we had approximately $0.12 million in cash. Our cash primarily consists of cash in bank and cash on hand. Our principal source of cash came from our operation, capital contributions, bank loans, proceeds from our IPO and loans from related parties or third parties. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from our principal shareholders or investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of October 31, 2025, we had outstanding short-term bank loans of approximately $1.95 million, composed of approximately $1.1 million from Ningbo Bank, with fixed interest rates ranging from 3.4% to 4.0% per annum, and approximately $0.85 million from Zhejiang Yiwu Rural Commercial Bank Co., Ltd, with a fixed interest rate of 5.0% per annum. We had outstanding long-term bank loans of approximately $2.3 million composed of approximately $1.39 million from Zhejiang Yiwu Rural Commercial Bank, with a fixed interest rate of 3.50% per annum, approximately $0.54 million from Bank of China Limited Zhumadian Zhonghua Road Sub-branch, with a fixed annual interest rate of 2.9% and $0.13 million from China Construction Bank Corporation Limited Shanghai Jing’an Sub-branch, with a fixed interest of 3.9% per annum. We also had outstanding loans from third party individuals of approximately $0.21 million, which bore no interest and had no repayment terms. Beside the above loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Working Capital. Total working capital as of October 31, 2025 amounted to approximately $14.65 million, compared to approximately $9.10 million as of October 31, 2024.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Fiscal Year Ended October 31,
	2025	2024
Net cash used in operating activities	$(5,285,745)	$(3,038,431)
Net cash used in investing activities	(56,877)	(18,514)
Net cash provided by financing activities	5,298,893	3,100,060
Effect of exchange rate changes on cash held in foreign currencies	(10,126)	971
Net (decrease)/ increase in cash	(53,855)	44,086
Cash at beginning of the year	176,236	132,150
Cash at end of the year	$122,381	$176,236

	For the Fiscal Year Ended October 31,
	2024	2023
Net cash used in operating activities	$(3,038,431)	$(599,947)
Net cash (used in)/provided by investing activities	(18,514)	736,604
Net cash provided by/(used in) financing activities	3,100,060	(328,178)
Effect of exchange rate changes on cash held in foreign currencies	971	3,715
Net increase in cash	44,086	(187,806)
Cash at beginning of the year	132,150	319,956
Cash at end of the year	$176,236	$132,150

Operating Activities

For the fiscal year ended October 31, 2025, our net cash used in operating activities was approximately $5.29 million, which was attributable to (i) an increase in other payables and accrued liabilities of approximately $0.93 million for stocking inventory of raw materials; (ii) an increase in inventory costs of approximately $3.82 million; and (iii) an increase in account receivable of approximately $3.79 million, partially offset by the increase in other receivables and other current assets of approximately $2.24 million and the increase in account payable of approximately $1.09 million.

For the fiscal year ended October 31, 2024, our net cash used in operating activities was approximately $3.04 million, which was attributable to (i) an increase in prepayments of approximately $4.08 million for stocking inventory of raw materials; and (ii) an increase in deferred IPO costs of approximately $0.91 million for professional fees, which primarily include legal, accounting and consulting fees we paid in connection with our IPO; partially offset by (i) net income of approximately $1.88 million and (ii) an increase in accounts payable of approximately $1.09 million remaining payment period.

For the fiscal year ended October 31, 2023, our net cash used in operating activities was approximately $0.6 million, decreased from approximately $2.15 million net cash used in operating activities for the fiscal year ended October 31, 2022, which was primarily attributable to (i) net income of approximately $1.98 million; and (ii) an increase in account receivables of approximately $1.9 million; and (iii) an increase of approximately $1.07 million of due to related party to support daily operation; as mainly offset by (i) a decrease in prepayment and other current assets of approximately $1.4 million; and (ii) a decrease of approximately $4.28 million in accounts payable due to lower raw material purchase.

Investing Activities

For the fiscal year ended October 31, 2025, our net cash used in investing activities was $56.88 thousands, which was attributable to purchases of property and equipment.

For the fiscal year ended October 31, 2024, our net cash used in investing activities was $18.51 thousands, which was attributable to purchases of property and equipment.

For the fiscal year ended October 31, 2023, our net cash provided by investing activities was approximately $0.74 million, which was primarily attributable to the collection of loans made to the third parties amounting to approximately $0.81 million partially offset by the purchase of property and equipment of approximately $0.07 million.

Financing Activities

For the fiscal year ended October 31, 2025, our net cash provided by financing activities was approximately $5.30 million, which was attributable to (i) proceeds from bank loans of approximately $3.04 million; and (ii) proceeds from our IPO of approximately $5.59 million; partially offset by repayments of bank borrowings of approximately $3.19 million.

For the fiscal year ended October 31, 2024, our net cash provided by financing activities was approximately $3.10 million, which was attributable to (i) proceeds from bank loans of approximately $4.61 million; and (ii) capital contributions of approximately $0.08 million; partially offset by repayments of bank borrowings of approximately $1.81 million.

For the fiscal year ended October 31, 2023, our net cash used in financing activities was approximately $0.33 million, which attributable to the repayment of approximately $1.81 million in bank loans, partially offset by the proceeds received from (i) bank borrowings of approximately $1.41 million; and (ii) third party borrowings of approximately $0.07 million.

Contractual Obligations

The following table sets forth our contractual obligations as of October 31, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans(1)	$1,954,007	$1,954,007	—	—
Long-term bank loans(2)	2,070,545	—	2,070,545
Current portion of long-term loan(3)	22,573	22,573
Loans from third parties(4)	207,617	207,617
Operating lease obligations(5)	77,661	15,532	15,532	46,597
Total	$4,332,403	$2,199,729	$2,086,077	46,597

(1)	As of October 31, 2025, the Company had outstanding short-term bank loans of approximately $1.95 million (see Note 9 of the consolidated financial statements for details).
(2)	As of October 31, 2025, the Company had long-term bank loans of approximately $2.07 million (see Note 13 of the consolidated financial statements for details).
(3)	As of October 31, 2025, the Company had current portion of long-term loan of approximately $0.02 million (see Note 13 of the consolidated financial statements for details).
(4)	As of October 31, 2025, the Company had loans from third parties of approximately $0.21 million (see Note 13 of the consolidated financial statements for details).
(5)	As of October 31, 2025, the Company had operating lease commitment of approximately $0.08 million (see Note 8 of the consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of October 31, 2025.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Holding Company Structure

MaxsMaking is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and expenses are denominated in RMB. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our A Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our A Shares. We have not entered into any foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates.

As of October 31, 2025, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB 749,243.52 (approximately $0.12 million). If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately $0.012 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollar, we would have had a decrease of approximately $0.012 million of cash and cash equivalent and restricted cash.

Credit Risk

All of our cash and cash equivalents and restricted cash are held by major financial institutions located in China, which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of October 31, 2025 and October 31, 2024, cash held in accounts managed by online payment platforms amounted to RMB 25,545.70 and RMB 5,730.32 ($3,604 and $804), respectively.

Accounts receivables are unsecured and are derived from revenues earned from our customers in China. Our net accounts receivables were RMB 70.01million and RMB 44.10 million ($9.88 million and $6.19 million) as of October 31, 2025 and October 31, 2024, respectively. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended October 31, 2025 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates required to be made by management include, but are not limited to, the allowance for expected credit loss of account receivable, inventories obsolescence , the impairment of long-lived assets, valuation allowance of deferred tax assets. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

ASC 606, Revenue from Contracts with customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that would result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company offers customer warranty of 30 days for defective products that is beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at receipt. Revenue is reported net of all value added taxes (“VAT”).

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time when the control of the products have been transferred to customers for both domestic sales and international sales. The transfer of control is considered complete when products have been accepted and received by customers. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. As a result, the Company expects returns to be minimal.

Accounts receivables, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for expected credit losses. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the allowance for expected credit loss based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331.

Name	Age	Position with our Company
Xiaozhong Lin(1)	49	Chairman of the Board of Directors and Chief Executive Officer
Xuefen Zhang(1)	50	Director and Chief Operating Officer
Jianbin Chen	56	Chief Financial Officer
Yeeli Hua Zheng(2)	55	Director
Jinqiu Tang(3)	43	Director
Wei Li(2)	41	Director

(1)	Class III director, whose term will expire at our next third succeeding annual meeting of shareholders following our IPO.
(2)	Class II director, whose term will expire at our next second succeeding annual meeting of shareholders following our IPO.
(3)	Class I director, whose term will expire at our next succeeding annual meeting of shareholders following our IPO.

Xiaozhong Lin has served as our director and Chief Executive Officer since August 2023 and Chief Executive Officer since June 2023. Mr. Lin founded Haodingduo Intelligent Industry in July 2023 and has served as its manager since then. Before that, Mr. Lin co-founded Shanghai Alliance with Ms. Xuefen Zhang in January 2007. He also founded Shanghai Supreme in December 2016, and Zhejiang Alliance Arts and Crafts Co., Ltd. in December 2018. He has since served as executive director and general manager of these three companies since then. With over 17 years of experience in business operation and management, Mr. Lin has a deep understanding and practical ability in technological manufacturing and Internet sales operations. Mr. Lin earned his bachelor’s degree in business administration from Xi’an Jiaotong University in 2020.

Xuefen Zhang has served as our director and Chief Operating Officer since August 2023. In January 2007, she co-founded Shanghai Alliance. with Mr. Xiaozhong Lin and has served as the finance director of the company since then. Previously, she served as the financial manager of Zhejiang Jingning Huali Co., Ltd., a company engaged in agricultural and sideline food processing business, from May 1997 to July 2006, where she was responsible for finance and sales matters of the company. Ms. Zhang has gained extensive experience in company management, finance, and operations during her 27-year career, which began in 1997. She has extensive experience in managing our company, overseeing our operations, and handling financial matters. In 2020, Ms. Zhang earned her bachelor’s degree in accounting from Xi’an Jiaotong University.

Jianbin Chen has served as our Chief Financial Officer since August 2023. Mr. Chen served as the Chief Financial Officer of Shanghai Alliance from October 2021 to July 2025. From May 2016 to September 2021, Mr. Chen served as the financial director of Shanghai Only Vision Enterprise Development Co., Ltd, a company engaged in tourism photography service, where he was responsible for coordinating its general financial affairs as well as its IPO process. From April 2008 to April 2016, Mr. Chen served as the financial management manager of the headquarters of Shanghai Century Lianhua Supermarket Development Co., Ltd., a company engaged in supermarket business, where he was responsible for financial internal control management and basic management of store finance. From July 2003 to March 2008, Mr. Chen served as the financial manager of Shanghai Cenet Networking Technology Co., Ltd., a company engaged in network information technology, where he was fully responsible for the company’s financial matters. With over 30 years of experience working in the financial sector since 1989, Mr. Chen has extensive experience and expertise in financial management and operations. Mr. Chen graduated from Hebei GEO University with a bachelor’s degree in accounting in 1989.

Yeeli Hua Zheng has served as our director since July 2025. In January 2020, Ms. Zheng co-founded Digital Talk, a fintech start-up company that engages in AI powered investment product development and fundamental + quant hybrid hedge fund management. She has been the Chief Strategy Officer of Digital Talk since May 2020. From June 2009 through January 2019, Ms. Zheng served as the China Chief Representative of Nasdaq, Inc., where she independently developed vision and mapped out business development strategies, and effectively executed business plans to advance Nasdaq’s business and status in China. Prior to joining Nasdaq, Ms. Zheng served as an Executive Director of Asia Pacific of the New York Stock Exchange for five years from December 2004 to April 2009. During her 15-year career as an executive with both NYSE and Nasdaq, Ms. Zheng played a key role in helping more than 300 Chinese firms go public and raise capital in the U.S. market, and accumulated rich experience in that regard. Before joining NYSE and Nasdaq, from January 2003 to June 2004, Ms. Zheng was an advisor on China economy and business at the Executive Office of Kofi Anan, then Secretary General of the United Nations, where she worked on a project which aimed to advocate and implement social and environmental responsibility. Ms. Zheng started her career in September 2002 as a TV reporter for Phoenix TV, a Hong Kong-based leading Chinese TV network, where she conducted interviews with global leaders in government and business. Ms. Zheng has a focus on international economies and graduated from Harvard University’s Kennedy School of Government with a Master of Public Administration in 2001.

Jinqiu Tang has served as our director since July 2025. He has served as the Co-Chief Financial Officer of Fresh2 Group Limited (“Fresh2”)(formerly AnPac Bio-Medical Science Co., Ltd.) (OTC: FRES), a biotechnology company focused on early cancer screening and detection and entering into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, since October 3, 2022, where he is responsible for the company’s overall financial budget management and internal control, and expanding and maintaining the relationship between the company and the capital market. Before that, he served as the Chief Financial Officer of Fresh2 from June 2020 to October 3, 2022, and as corporate controller of Fresh2 from October 2019 to May 2020. He also served as Global Internal Auditor (SOX) at Natuzzi S.p.A (Italy), a company engaged in designing, manufacturing, and selling furniture, from February 2016 to September 2019, where he was responsible for the annual Sarbanes-Oxley Act of 2002 (“SOX”) testing on sales, payroll, treasury, inventory, and finance. From October 2019 to May 2020, he served as Corporate Controller of Fresh2, where he reported to the Chief Financial Officer and developed financial systems, standardized accounting processes, managed annual budgets, and conducted regular financial analysis. He was Deputy Regional Manager of Shanghai RongShen CPAs. (branch under Beijing Dongshen CPAs Group), a firm engaged in reviewing enterprise accounting statements and issuing audit reports, from July 2013 to July 2015 and Deputy Regional Manager of Shanghai De’an CPAs from April 2011 to July 2013. Mr. Tang has been a Certified Public Accountant in Australia since 2019 and a Forensic Certified Public Accountant in the U.S. since 2020. He earned his Diploma of Commercial English from Shanghai International Studies University in 2002, Master of Business and Bachelor of Business (Accounting) from Charles Sturt University in 2009 and 2007, respectively, and Bachelor of Law from Southwest University of Science and Technology in 2017. In October 2023, he obtained his Master of Professional Accounting (MPAcc) from The Chinese University of Hong Kong.

Wei Li has served as our director since July 2025. She has over 18 years of experience in accounting and management. Since August 2024, Ms. Li has served as Chief Financial Officer and Secretary of QDM International Inc., a company engaged in insurance brokerage business in Hong Kong. Since October 2019, Ms. Li has been a Partner and the Chief Financial Officer of Beyond Consultancy Corporation, a company that provides capital market solutions for companies planning to go public, assists companies in the preparation of their financial statements in accordance with U.S. GAAP and provides consultation on accounting related matters. Since September 2025, Ms. Li has served as a director of Texxon Holding Limited (Nasdaq: NPT), a company that provides integrated supply chain solutions (covering procurement, warehousing, logistics and settlement) for SMEs in the plastic and chemical industries. From August 2023 to May 2024, Ms. Li served as Chief Financial Officer of Hongchang International Co., Ltd (OTC: HCIL), a company engaged in international food trade and processing, where she was responsible for the relevant matters during the reverse merger of the company. From April 2018 to February 2021, Ms. Li served as the Chief Financial Officer of Heyu Biological Technology Corporation (OTC: HYBT), a Malaysian company specializing in cancer cell therapy, where she oversaw the financial management matters of the company. From March 2018 to September 2019, Ms. Li served as an independent director of Dragon Victory International Limited (Nasdaq: LYL), a China-based crowdfunding platform company. From December 2011 to July 2017, she served as the Chief Financial Officer of China Education Alliances, Inc. (formerly NYSE: CEU), an online education company, where she oversaw the financial management matters of the company. From August 2010 to December 2011, Ms. Li worked as a senior consultant with PricewaterhouseCoopers, an international leading management consulting firm, where she focused on risk and control functions and provided audit, internal control advice and SOX compliance services to both public and private companies. From March 2006 to July 2010, Ms. Li served as senior auditor and tax advisor at RB Accountants, an accounting firm in Australia, where she provided financial auditing, planning and tax advice to both local and multinational companies. Ms. Li held a bachelor’s degree in Business (Accountancy) from Queensland University Technology in Australia in 2006. She has been a Certified Practicing Accountant in Australia since 2010, and became a Fellow of Certified Practicing Accountant (FCPA) in 2024.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer, except that Xuefen Zhang is the spouse of Xiaozhong Lin.

6.B. Compensation

For the fiscal year ended October 31, 2025, our executive officers received an aggregate of approximately RMB645,000 (approximately $90,693) from our PRC subsidiaries. Xiaozhong Lin and Xuefang Zhang agreed to waive an aggregate of $366,512.72 in compensation payable by us for the period from August 15, 2023 to October 31, 2025. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this annual report, we are in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended October 31, 2025, no members of our board of directors received compensation in their capacity as directors. Historically, we have not paid our directors. None of the directors are entitled to receive any compensation or benefits upon termination of their directorship with the Company except for those compensation that they have already earned for services so rendered. We have agreed to pay our independent director, Mr. Jinqiu Tang, an annual cash compensation of RMB 100,000 (approximately $14,211), and each of our independent director, Ms. Yeeli Hua Zheng and Ms. Wei Li, an annual cash compensation of $15,000. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: (1) a cash payment of three months of base salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination, if any; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is a material reduction in his or her authority, duties and responsibilities, without his or her consent, or a material reduction in his or her annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annual salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

In August 2023, Xiaozhong Lin entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Lin serves as our Chief Executive Officer from August 15, 2023 to August 14, 2026. Mr. Lin is entitled to a fixed base salary in the amount of $120,000 per year. Mr. Lin is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Prior to that, in January 2017, Xiaozhong Lin entered into an indefinite term labor contract with one of our subsidiaries, Shanghai Supreme. Pursuant to the labor contract, Mr. Lin serves as the General Manager of Shanghai Supreme starting from January 9, 2017. Mr. Lin is entitled to a fixed salary in the amount of RMB 20,000 per month. Mr. Lin is also entitled to participate in any benefit plans of Shanghai Supreme required by the PRC laws.

In August 2023, Jianbin Chen entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Chen serves as our Chief Financial Officer from August 15, 2023 to August 14, 2026. Mr. Chen is entitled to a fixed base salary in the amount of RMB 240,000 per year. Mr. Chen is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Mr. Chen also entered into a labor contract with one of our subsidiaries, Shanghai Lvzao, in September 2024. Pursuant to the labor contract, Mr. Chen serves as Chief Financial Officer of Shanghai Lvzao from October 1, 2024 to September 30, 2027. Mr. Chen is entitled to a fixed salary in the amount of RMB 20,000 per month. Mr. Chen is also entitled to participate in any benefit plans required by the PRC laws.

In August 2023, Xuefen Zhang entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Zhang serves as our Chief Operating Officer from August 15, 2023 to August 14, 2026. Ms. Zhang is entitled to a fixed base salary in the amount of $120,000 per year. Ms. Zhang is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Ms. Zhang also entered into an indefinite term labor contract with one of our subsidiaries, Haodingduo Zhejiang, in August 2021, and a five-year term labor contract with our another subsidiary, Shanghai Alliance, in April 2023. Pursuant to the labor contract with Haodingduo Zhejiang, Ms. Zhang serves as the General Manager of Haodingduo Zhejiang from August 2, 2021. Ms. Zhang is entitled to a fixed salary in the amount of RMB 5,000 per month. Pursuant to the labor contract with Shanghai Alliance, Ms. Zhang serves as the Financial Manager of Shanghai Alliance from April 1, 2023 to March 31, 2028. Ms. Zhang is entitled to a fixed salary in the amount of RMB 15,000 per month. Under both labor contracts, Ms. Zhang is entitled to participate in any benefit plans required by the PRC laws.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors, and the directors are divided into three classes (Class I, II, and III), as nearly equal in number as the then total number of directors permits. The allocation of directors to each class is as follows:

●	The Class I director is Jinqiu Tang, and his initial term will expire at the next succeeding annual meeting of shareholders following our IPO.

●	The Class II directors are Yeeli Hua Zheng and Wei Li, and their initial terms will expire at the next second succeeding annual meeting of shareholders following our IPO; and

●	The Class III directors are Xiaozhong Lin and Xuefen Zhang, and their initial terms will expire at the next third succeeding annual meeting of shareholders following our IPO;

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Directors of each class are elected for three-year terms upon the expiration of their current terms.

We have also established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li serve as members of our Audit Committee with Mr. Tang serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that Mr. Tang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li serve as members of our Compensation Committee with Ms. Li serving as the chairperson of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li will serve as members of our Nominating and Corporate Governance Committee, with Ms. Zheng serving as the chairperson of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Duties of Directors

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and in what the director believes to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Companies Act or our memorandum and articles of association, as amended or amended and re-stated from time to time.

The functions and powers of our board of directors include, among others:

●	managing the business and affairs of the Company;

●	exercising the powers of the Company to incur any debt, liability or other obligation (including to give a guarantee, indemnity or other payment obligation in respect of the obligations of any person) and create any charge over its assets or undertaking (whether present or future) as security for any debt, liability or other obligation of the Company or any other person; and

●	executing cheques, promissory notes, bills of exchange and other negotiable instruments on behalf of the Company.

Interested Transactions

A director may vote, attend a board meeting and be included for the purposes of a quorum, sign a document on behalf of the Company, or do any other thing in their capacity as a director with respect to any transaction in which that director is interested. A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Companies Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

A disclosure is only made when it is brought to the attention of every director. The disclosure by a director that they are a member, director, officer or trustee of another named entity or other individual, or has a fiduciary relationship with respect to the entity or individual, and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure of interest, be entered into with the Company or that director, is a sufficient disclosure of interest in relation to that transaction.

Directors and Officers

The number of directors is not subject to a maximum number but the minimum number of directors shall be one.

Following the establishment of the Company’s Nominating and Corporate Governance Committee, this committee shall identify, nominate and recommend candidates for appointment in accordance with the Company’s Nominating and Corporate Governance Committee charter. The Company’s shareholders may recommend a candidate for election to the Company’s board of directors to the Nominating and Corporate Governance Committee, in accordance with the Company’s Nominating and Corporate Governance Committee charter

The Company’s board of directors is divided into three classes as nearly equal in numbers as the then total number of directors permits consisting of Class I directors, Class II directors and Class III directors. Each class of directors is appointed on a rotational, three-year basis, with the term of office of a class of directors expiring at the relevant succeeding annual general meeting. At each annual general meeting of the Company, the successors to the class of directors whose term expired will be elected to hold office for a term expiring at the third succeeding annual general meeting of the Company.

The first directors were appointed by the Company’s first BVI registered agent and the initial Class I directors, Class II directors and Class III directors are appointed by a way of simple majority decision of the Company’s directors. At each succeeding annual general meeting, the shareholders may appoint (or re-appoint) by way of simple majority decision any person to be a director to fill a director vacancy in order to meet the rotational director class requirements noted in the preceding paragraph. At any time, the Company’s directors may appoint by way of simple majority decision any person to be a director to fill a vacancy in order to meet the director class requirements prescribed the preceding paragraph, provided that where the directors appoint a person as director to fill a vacancy, the term of appointment must not exceed the term remaining of the director who ceased to hold office.

Subject to the Company’s articles of association and the BVI Companies Act, our directors may by a resolution of directors:

●	appoint any person to hold any office with the Company (including chairman of the board of directors, chief executive officer, vice-president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time;

●	delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit; and/or

●	appoint any person (including a director) to be an agent of the Company and delegate their powers to that agent on any terms they think fit.

The directors cannot delegate to a committee the power to:

●	amend the memorandum and articles of association of the Company;

●	establish a committee other than a sub-committee of it;

●	delegate powers to another committee other than a sub-committee of it;

●	appoint or remove a director or agent; approve a plan of merger, consolidation or arrangement;

●	make a declaration of solvency or approve a liquidation plan; or

●	make a determination that the Company will, immediately after a proposed distribution, satisfy the Solvency Test (meaning that (a) the value of the Company's assets exceed its liabilities, and (b) the Company is able to pay its debts as they fall due).

The directors cannot delegate to an agent the power to:

●	amend the memorandum and articles of association of the Company;

●	change the Company’s registered office or registered agent;

●	establish a committee;

●	delegate powers to a committee;

●	appoint or remove any director or agent other than a substitute or sub-delegate;

●	fix the compensation of any director;

●	approve a plan of merger, consolidation or arrangement;

●	make a declaration of solvency or approve a liquidation plan;

●	make a determination that the Company will, immediately after a proposed distribution, satisfy the Solvency Test (meaning that (a) the value of the Company's assets exceed its liabilities, and (b) the Company is able to pay its debts as they fall due); or

●	authorise the Company to continue as a body corporate incorporated under the laws of a jurisdiction outside of the BVI.

Proceedings of Directors

A director may, and (if a secretary has been appointed) the secretary must, call a meeting of directors. At least 24 hours’ notice of each meeting of directors must be given. A meeting of directors will be valid even if the person who calls the meeting inadvertently fails to give notice to a director or a director fails to receive it.

Unless the directors decide otherwise by resolution of directors, a quorum will be present at a meeting of directors if not less than one half of the total number of directors is present.

A resolution put to a vote at a meeting of directors, will be passed and become a resolution of directors if passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of directors or a committee, by directors or members of the committee (or their alternates) present at the meeting who are entitled to vote.

Any action that may be taken by our directors at a meeting of directors may also be taken by our directors passing a written resolution of directors without the need for any prior notice to be given. A written resolution of directors is passed if signed or consented to (including by way of fax or email) by a majority of directors or members of a committee (or their alternates) who are entitled to vote. Where a written resolution of directors is passed without all of our directors signing or consenting to it, the Company must send a copy of it to those directors who have not signed or consented to it. If the Company fails to do so, this will not invalidate the resolution.

Terms of Directors and Officers

The Company’s board of directors is divided into three classes as nearly equal in numbers as the then total number of directors permits consisting of Class I directors, Class II directors and Class III directors. Each class of directors is appointed on a rotational, three-year basis, with the term of office of a class of directors expiring at the relevant succeeding annual general meeting. At each annual general meeting of the Company, the successors to the class of directors whose term expired will be elected to hold office for a term expiring at the third succeeding annual general meeting of the Company.

The first directors were appointed by the Company’s first BVI registered agent and the initial Class I directors, Class II directors and Class III directors are appointed by a way of simple majority decision of the Company’s directors. At each succeeding annual general meeting, the shareholders may appoint (or re-appoint) by way of simple majority decision any person to be a director to fill a director vacancy in order to meet the rotational director class requirements noted in the preceding paragraph. At any time, the Company’s directors may appoint by way of simple majority decision any person to be a director to fill a vacancy in order to meet the director class requirements prescribed the preceding paragraph, provided that where the directors appoint a person as director to fill a vacancy, the term of appointment must not exceed the term remaining of the director who ceased to hold office.

A director ceases to hold office if: (i) the director’s term of office expires and the director is not re-elected or reappointed; (ii) the director resigns by written notice to the Company; (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure; (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director; (v) the director is prohibited or disqualified by law or under the Nasdaq Listing Rules from being a director; (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the BVI Companies Act does not apply to the Company).

6.D. Employees

As of October 31, 2025, 2024 and 2023, we had 49, 48 and 50, full-time employees, respectively. We employ part-time staff to assist our sales, finance, and production teams. We hire part-time staff twice a year, from March to June and from July to October, to meet increased demands and ensure timely delivery during peak periods. During the fiscal year ended October 31, 2025, we employed a part-time workforce of an average of approximately 50 staff. All of our employees are based in China.

The following table provides a breakdown of our full-time employees by function as of October 31, 2025.

Functions	Number	Percentage
Sales	9	18.37%
Finance	8	16.33%
Production	19	38.78%
Management	5	10.20%
Product Design	2	4.08%
Software R&D	5	10.20%
Warehouse	1	2.04%
Total	49	100%

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into separate non-compete agreements with certain employees. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC laws to make contributions to employee benefit plans for our employees at specified rates.

We have not experienced material labor disputes with our employees in the past. None of our employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of March 2, 2026, we had 1,625,000 A Shares outstanding that were held by record holders in the United States. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares(2)	Percentage of Aggregate Voting Power(3)
5% or Greater Shareholders
	A Shares	5,197,500	56.5%
ThriveNova Inc.(4)%	B Shares	5,197,500	70.0%	69.5%
	A Shares	2,227,500	24.2%
OptimaForge Inc.(5)%	B Shares	2,227,500	30.0%	29.8%
Executive Officers, and Directors
	A Shares	7,425,000	80.7%
Xiaozhong Lin(4)(6)%	B Shares	7,425,000	100%	99.2%
	A Shares	7,425,000	80.7%
Xuefen Zhang(5)(6)%	B Shares	7,425,000	100%	99.2%
		—	—	—
Jianbin Chen		—	—	—
		—	—	—
Yeeli Hua Zheng		—	—	—
		—	—	—
Jinqiu Tang		—	—	—
		—	—	—
Wei Li		—	—	—
	A Shares	7,425,000	80.7%
All directors and executive officers as a group (six individuals)%	B Shares	7,425,000	100%	99.2%

*	Less than one percent.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331.

(2)	Based on 9,200,000 A Shares and 7,425,000 B Shares issued and outstanding as of the date of this annual report.

(3)	Calculated by dividing the aggregate voting power beneficially owned by such person or group by the voting power of all of our shares (including A and B shares) as a single class, for which each holder of A shares is entitled to one vote per A share and each holder of B shares is entitled to 30 votes per share on all matters submitted to them for a vote.

(4)	Mr. Xiaozhong Lin, our Chairman of the board and Chief Executive Officer, is the sole shareholder and director of ThriveNova Inc., a BVI corporation, and exercises voting and dispositive power of the securities held by ThriveNova Inc. The address of ThriveNova Inc. is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(5)	Ms. Xuefen Zhang, our director and Chief Operating Officer, is the sole shareholder and director of OptimaForge Inc., a BVI corporation, and exercises voting and dispositive power of the securities held by OptimaForge Inc. The address of OptimaForge Inc. is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(6)	Mr. Xiaozhong Lin is the spouse of Ms. Xuefen Zhang and accordingly each of them is deemed to have beneficial ownership of each other’s shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Amount Due to Related Parties

As of October 31, 2025 and 2024, amount due to related parties consisted of the following:

	October 31, 2025	October 31, 2024
Xiaozhong Lin(1)	$-	$79,301
Xuefen Zhang(2)	-	70,456
Total	$-	$149,757

(1)	Xiaozhong Lin, Chairman and CEO of the Company
(2)	Xuefen Zhang, director and Chief Operating Officer of the Company

As of October 31, 2024, Xiaozhong, Lin and Xuefen Zhang provided loans in the aggregate amount of $149,757 to the Company, as unsecured, interest-free and repayable on demand for working capital purposes.

Amount Due from Related Parties

As of October 31, 2025 and 2024, amount due from related parties consisted of the following:

	October 31, 2025	October 31, 2024
Xiaozhong Lin (1)	$36,815	—
Total	$36,815	$—

(1)	Xiaozhong Lin, Chairman and CEO of the Company.

The balance of due from Xiaozhong Lin is the petty cash provided by the Company for daily operating use.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees- B. Compensation - Employment Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, customer complaints in relation to our refund policy and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

Dividends

We have never declared or paid any dividend on our A Shares and we do not anticipate paying any dividends on our A Shares in the future. We currently retain all future earnings to finance our operations and to expand our business. Our board of directors has discretion regarding whether to declare or pay dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of BVI law. All dividends are subject to certain restrictions under BVI law, namely that our company may only pay dividends if our board determines that the Company will, immediately after a proposed distribution, satisfy the Solvency Test (meaning that (a) the value of the Company's assets exceed its liabilities, and (b) the Company is able to pay its debts as they fall due). Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our A Shares, if any, will be paid in U.S. dollars.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

See “-C. Markets.”

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our A Shares are listed on the Nasdaq Capital Market under the symbol “MAMK.”

On November 14, 2025, the SEC issued an Order of Suspension of Trading (the “Order”) of our A Shares for the 10-day period from November 17, 2025 to December 1, 2025. A trading suspension is not an enforcement action and is not a finding of wrongdoing by the SEC.

Following the expiration of the SEC’s temporary suspension, on December 2, 2025, Nasdaq halted trading in our A Shares pending requests for additional information from the Company. The Company is not aware of the sources of the trading activity that would have occasioned either the SEC’s temporary suspension of trading, or Nasdaq’s subsequent trading halt; neither the SEC nor Nasdaq has stated that the Company has engaged in any wrongdoing. We are cooperating fully with all requests for information from the SEC and Nasdaq, and have responded timely to their requests for information. See “Item 3. Key Information - D. Risk Factors - As a result of a 10-day trading suspension by the SEC, Nasdaq has requested information and has halted trading in our A Shares on Nasdaq, which could result in the delisting of our A Shares and other significant adverse consequences.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, the BVI Companies Act and the common law of the BVI.

The following are summaries of the material provisions of our memorandum and articles of association and the BVI Companies Act, insofar as they relate to the material terms of our shares. A copy of the Articles is attached as Exhibit 1.1 and incorporated herein by reference.

Our Memorandum and Articles of Association

Authorized Shares

The Company is authorized to issue an unlimited number of shares, divided into unlimited number of A Shares with a par value of $0.01 each and up to a maximum of 7,425,000 B Shares with a par value of $0.01. The Company may only issue registered shares. Subject to the Company’s articles of association, the Company may issue fractions of shares, bonus shares, redeemable shares and shares that are convertible to another class of share and may redeem, purchase or otherwise acquire, any of its shares.

Subject to the BVI Companies Act and the Company’s memorandum and articles of association, the unissued shares may be issued, and options to acquire shares may be granted, at any time, to any persons (whether or not shareholders), for any consideration and on any terms, the directors decide by a resolution of directors.

A share is taken to be issued when the name of the holder is entered in the Company’s register of shareholders as the holder of the share.

Distributions

The holders of our shares are entitled to such dividends or other distributions as may be authorized by our board of directors, subject to the BVI Companies Act and our memorandum and articles of association.

Subject to the Company’s articles of association, each A Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s articles of association, each B Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

Voting rights

Subject to the Company’s articles of association, each A Share confers on the holder the right to one vote at a meeting of the shareholders or on any resolution of shareholders.

Subject to the Company’s articles of association, each B Share confers on the holder the right to 30 votes per share at a meeting of the shareholders or on any resolution of shareholders.

As a result of the dual-class share structure and the concentration of ownership, holders of our B Shares will have considerable influence or control over matters such as decisions regarding (i) mergers, consolidations and the sale of all or substantially all of our assets, (ii) election or removal of directors, (iii) making amendments to our memorandum and articles of association, (iv) whether to issue additional shares, including to them, (v) employment, including compensation arrangements, and (vi) other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our A Shares. See “Item 3. Key Information—D. Risk Factors — Risks Related to Ownership of Our A Shares — Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial.”

Subject to the Company’s memorandum and articles of association, a resolution put to a vote at a meeting of shareholders or an annual general meeting (“AGM”), will be passed and become a resolution of shareholders if it is passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of shareholders (or class of shareholders), by shareholders present (in person or by proxy) at the meeting who are entitled to vote on the resolution. Any action that may be taken by the shareholders at a meeting of shareholders (or class of shareholders) may also be taken by the shareholders (or class of shareholders) passing a written resolution of shareholders without the need for any prior notice to be given. A written resolution of shareholders is passed if signed or consented to (including by way of fax or email) by shareholders (or shareholders of the relevant class) who hold shares carrying a simple majority of the votes that may be cast in respect of the resolution who are entitled to vote on the resolution.

A fraction of a share confers on the holder the rights, obligations and liabilities of a whole share of the same class corresponding to the fraction other than the right to vote. If the holder of a fraction of a share acquires a further fraction of a share of the same class, the fractions will be treated as being consolidated.

Conversion of B Shares

Each B Share is convertible into one A Share at any time at the option of the holder thereof. In no event shall A Shares be convertible into B Shares. Where any B Share is the subject of a transfer, assignment, transmission or other disposal of a beneficial or other interest in that share to any person who is not at the date of such transfer a holder of B Shares or an affiliate of such holder (a “Transfer Share”), such Transfer Share shall be automatically converted to an A Share immediately prior to such transfer taking place without the consent of the shareholder.

Variation of rights

If the Company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether the Company is a going concern or is being liquidated, (i) with the written consent of the holders of the majority of the issued shares of that class, (ii) by a resolution of shareholders of that class or (iii) where any Transfer Share is automatically converted to an A Share in accordance with clause 6.3 of the Company’s memorandum of association.

Meetings of shareholders

Our directors may call a meeting of shareholders (or a class of shareholders) if they decide to do so by a resolution of directors, and must call a meeting of shareholders (or a class of shareholders) if they are requested to do so in writing by shareholders entitled to exercise at least 30% of voting rights in respect of the matter for which the meeting is requested. Where the directors are required to call a meeting of shareholders at the request of shareholders, they must call the meeting within a reasonable period of time, and in any event within 60 days, of receipt of the request.

The Company shall hold an annual general meeting in accordance with the Company’s articles of association, the BVI Companies Act and the Nasdaq listing rules.

A quorum is present at a meeting of shareholders and an AGM if one or more shareholders, who hold shares that carry at least 33 1/3% of the voting rights of all shares then in issue, are present in person or by proxy. Where a meeting was called at the request of shareholders but a quorum is not present within half an hour of the time set for the start of the meeting, it will be dissolved. Where the meeting was called by the directors but a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

Any corporation which is a shareholder may, by a resolution of its directors or other governing body, authorize any individual to act as its representative at a meeting of shareholders (or class of shareholders) or an AGM.

Protection of minority shareholders

We would normally expect BVI courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholders, (such as the right to vote), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Additionally, BVI law provides certain shareholder remedies for a minority shareholder whose rights have been breached or who disagrees with the way the Company is being managed. These remedies include an action for unfair prejudice and a derivative action.

No pre-emptive rights

There are no pre-emptive rights applicable to the issue of the Company’s A Shares under either BVI law or our memorandum and articles of association.

Nil paid and partly paid shares

The directors may issue shares that are nil paid or partly paid on issue. Shares that are not fully paid on issue are subject to the forfeiture provisions of the Company’s articles of association. For this purpose, shares are not considered to be fully paid on issue if the consideration for which they are issued is a promissory note (or other written obligation to contribute money or property) or a contract for future services.

Transfer of shares

Shares listed on Nasdaq may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective once the name of the transferee is entered in the register of shareholders.

Calls of shares

Subject to the Company’s articles and the rights attaching to any class of shares, our directors may make calls on a shareholder for any amount of the issue price of the shareholder’s shares that has not been paid to the Company. A call must be made by giving at least 14 days’ written notice of call to the shareholder. A call may be made payable in instalments. The directors may postpone a call or revoke it (in whole or part). A call is taken to have been made at the time the resolution of directors to make the call is passed.

Inspection of books and records

Under the BVI Companies Act, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Differences in Corporate Law

The BVI Companies Act and the laws of the BVI affecting BVI companies and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and consolidation

Under the laws of the BVI, two or more BVI companies may merge or consolidate in accordance with section 170 of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, then (among other things) the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has an interest in the merger or consolidation, the director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in the merger or consolidation.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting held to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the surviving or consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law, each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding shares entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders or shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders or shareholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders or shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge).

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

Unfair prejudice

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to the shareholder in that capacity, can apply to the BVI High Court under Section 184I of the BVI Companies Act for an order requiring the company or any other person to acquire the shareholder’s shares or pay compensation to the shareholder, regulating the future conduct of the company’s affairs, amending the memorandum or articles of the company, appointing a receiver or liquidator of the company, rectifying the records of the company, or that any decision or action of the company which contravenes the BVI Companies Act or the company’s memorandum or articles of association be set aside.

Derivative actions

Section 184C of the BVI Companies Act provides that a shareholder of a company may, with the leave of the BVI High Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. This statutory remedy is usually granted in exceptional circumstances and is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the BVI Courts to be contrary to public policy or in breach of the BVI Companies Act, for example, a provision for indemnification against civil fraud or the consequences of committing a crime.

Under the Company’s articles of association, subject to the BVI Companies Act, the Company must indemnify any person who:

●	is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Company; or

●	is or was, at the request of the Company, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings. In relation to the above, the Company may pay on behalf of the person or lend funds to the person to enable the person to pay, any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

Under the BVI Companies Act, to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct with was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Companies Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written resolution

BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.

Our memorandum and articles of association provide that a written resolution of shareholders: (i) may consist of several documents (including electronic communications) in substantially the same form; (ii) may be signed or consented to by the relevant shareholder or the shareholder’s attorney or (in the case of a body corporate) a properly authorized officer or attorney; and (iii) must be sent to each shareholder who would be entitled to attend a meeting of shareholders and vote on the resolution.

Our memorandum and articles of association permit shareholders to act by written consent but provide that if a resolution of shareholders is approved otherwise that by unanimous written consent of all shareholders, a copy of the resolution must immediately be sent to each non-consenting shareholder.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

The BVI Companies Act and our memorandum and articles of association provide that our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. We are not obliged under the BVI Companies Act or any other law of the BVI to call shareholders’ annual general meetings, but our memorandum and articles of association provide for an annual general meeting to be called in accordance with the requirements of the relevant listing rules, the articles of association and the BVI Companies Act. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Although permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors (or otherwise ceasing to hold office)

A director ceases to hold office if: (i) the director’s term of office expires and the director is not re-elected or reappointed; (ii) the director resigns by written notice to the Company; (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure; (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director; (v) the director is prohibited or disqualified by law or under the Nasdaq Listing Rules from being a director; (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the BVI Companies Act does not apply to the Company).

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute.

Dissolution; Winding Up

Under the BVI Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of shareholders or a resolution of directors.

Variation of rights of shares

Under our memorandum and articles of association, if our company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether our company is a going concern or is being liquidated with (i) the written consent of the holders of the majority of the issued shares of that class, (ii) by a resolution of shareholders of that class or (iii) pursuant to clause 7 of the Company’s memorandum of association.

Amendment of governing documents

As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at (and stamped by) the BVI Registry of Corporate Affairs.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the SAFE Circular 16 which unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange of the People’s Republic of China and relevant provisions.

In addition, the SAFE promulgated the SAFE Circular 28 (2019) which provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws on the premise that the investment is not in violation of the applicable Negative List and the projects invested are true and in compliance with relevant laws and regulations.

The SAFE Circular 8, which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income in the capital account, such as capital funds, foreign debts proceeds, and proceeds from overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

On December 4, 2023, the SAFE issued the SAFE Circular 28 (2023) which revised some provisions in the SAFE Circular 16 and SAFE Circular 28(2019). According to the SAFE Circular 16 and SAFE Circular 28 (2023), the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) unless otherwise specified, directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the purchase of residential real estate that is not for self-use (except for enterprises engaging in real estate development and leasing operation).

The SAFE Circular 28(2023) expands the policies for facilitating capital accounts. Qualified small and medium-sized high-tech enterprises and enterprises that specialize in niche sectors (the “Qualified Technology-based Enterprises”) command a high market share and have strong innovative capacity and core technologies. Qualified Technology-based Enterprises within the jurisdictions of Tianjin, Shanghai, Jiangsu, Shandong (including Qingdao), Hubei, Guangdong (including Shenzhen), Sichuan, Shanxi, Beijing, Chongqing, Zhejiang (including Ningbo), Anhui, Hunan and Hainan provinces (centrally-administered municipalities) may independently borrow foreign debts within the limit of the equivalent of US $10 million. Qualified Technology-based Enterprises within the jurisdictions of other regions may independently borrow foreign debts within the limit of the equivalent of US $5 million. Enterprises applying to participate in facilitation business should submit relevant materials to the local counterpart of the SAFE when handling the registration of foreign debt contracts. SAFE Circular 28 (2023) also facilitates the payment and use of funds raised from overseas listing of foreign direct investment. The asset realization account under the capital account shall be adjusted to the settlement account under the capital account. Foreign exchange funds raised from overseas listing of a domestic enterprise may be directly remitted to the settlement account under the capital account. Funds in the settlement account under the capital account may be settled and used on its own. Enterprises engaged in facilitation business are no longer subject to the full-scope cross-border financing macro-prudential or “investment-to-registered capital gap” management regulations. The outstanding balance of external debt that has been borrowed but not yet repaid by the enterprise prior to engaging in facilitated business will occupy the facilitated business quota.

10.E. Taxation

The following summary contains a description of certain BVI, PRC, and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares. The summary is based upon the tax laws of the BVI and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

BVI Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

There is no income tax treaty or convention currently in effect between the United States and the BVI or between China and the BVI.

Under the current laws of BVI, our company is not subject to tax on income or capital gains.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under its implementation rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (the “SAT Circular 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Circular 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that MaxsMaking Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, MaxsMaking Inc. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our A Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our A Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our A Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, with retrospective effect from January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”), where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, on a self-assessment and filing basis with relevant materials retained for subsequent inspection by the PRC tax authorities.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to benefit from the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, according to the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which took effect on January 1, 2020, non-resident taxpayers shall independently assess whether they meet the conditions for treaty benefits, claim the benefits when filing tax returns, and keep relevant materials for future reference, subject to subsequent supervision by tax authorities. Accordingly, MaxsMaking Inc. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our A Shares by a U.S. Holder, as defined below, that acquires our A Shares and holds our A Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our A Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our A Shares are urged to consult their tax advisors regarding an investment in our A Shares.

The discussion set forth below is addressed only to U.S. Holders that hold our A Shares. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our A Shares.

Taxation of Dividends and Other Distributions on our A Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our A Shares, including the effects of any change in law after the IPO.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our A Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our A Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our A Shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we hold. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our A Shares from time to time and the amount of cash we hold) that may not be within our control. If we are a PFIC for any year during which you hold shares, we will continue to be treated as a PFIC for all succeeding years during which you hold shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the shares.

If we are a PFIC for your taxable year(s) during which you hold shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of such taxable year over your adjusted basis in such shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our A Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the shares are regularly traded on Nasdaq and if you are a holder of shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such shares, including regarding distributions received on the shares and any gain realized on the disposition of the shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our A Shares, then such shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our A Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our A Shares and proceeds from the sale, exchange or redemption of our A Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our A Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is February 28. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and expenses are denominated in RMB. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our A Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our A Shares. We have not entered into any foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates.

As of October 31, 2025, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB749,243.52 (approximately $0.12 million). If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately $0.012 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollar, we would have had a decrease of approximately $0.012 million of cash and cash equivalent and restricted cash.

Credit Risk

All of our cash and cash equivalents and restricted cash are held by major financial institutions located in China, which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of October 31, 2025, 2024 and October 31, 2023, cash held in accounts managed by online payment platforms amounted to RMB 25,545.70 RMB 5,730.32 and RMB 2,836.16 ($804 and $395), respectively.

Accounts receivables are unsecured and are derived from revenues earned from our customers in China. Our net accounts receivables were RMB 70.01 million, RMB 44.22 million and RMB 45.42 million ($9.88 million, $6.21 million and $6.32 million) as of October 31, 2025, 2024 and 2023, respectively. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-283211) (the “F-1 Registration Statement”), for our IPO of 1,625,000 A Shares at a public offering price of $4.00 per share. The F-1 Registration Statement was declared effective by the SEC on July 3, 2025. Our IPO closed on July 8, 2025. Joseph Stone Capital, LLC acted as representative of the underwriters for our IPO.

The total gross proceeds received from the IPO were $6,500,000. The total expenses incurred for our company’s account in connection with our IPO was approximately $1.30 million, which included approximately $0.49 million in underwriting discounts and commissions for our IPO. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 2025, the date that the registration statement on Form F-1 was declared effective by the SEC, to October 31, 2025, we used approximately US$1.65 million of the net proceeds received from our IPO in purchasing raw materials. We still intend to use the proceeds from our IPO for purposes as disclosed in our F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

In the course of preparing and auditing our consolidated financial statements included in this report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the fiscal years ended October 31, 2025 and 2024. We have engaged a third-party consultant with knowledge of U.S. GAAP and SEC regulations for accounting services.   We started and will continue to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We also intend to hire additional qualified financial and accounting staff with experience of U.S. GAAP and SEC reporting requirements. We plan to enhance our established internal audit function and engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we will continue to enhance our accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

(b)	Management’s Report on Internal Control Over Financial Reporting

We did not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for new public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li. Our board of directors has determined that Mr. Tang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, executive officers and employees. Our Code of Ethics is attached as Exhibit 11.1 to this annual report. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC and Enrome LLP, our former and current independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended October 31, 2025	Fiscal Year Ended October 31, 2024
Audit fees(1)	$230,000	$230,000
Audit-related fees(2)	$-	$-
Tax fees(3)	$-	$-
All other fees(4)	$-	$-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 26, 2025, our audit committee dismissed Onestop Assurance PAC (“Onestop”) as its independent registered public accounting firm. Onestop’s report on the financial statements for the fiscal years ended October 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended October 31, 2024 and 2023 and through the subsequent period up to and including the date of Onestop’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Onestop on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Onestop, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended October 31, 2024 and 2023 or in the subsequent period up to and including the date of Onestop’s dismissal.

The Company has provided a copy of the foregoing disclosures to Onestop and requested that Onestop furnish it with a letter addressed to the SEC stating whether Onestop agrees with the above statements. A copy of Onestop’s letter, dated September 30, 2025, is incorporated by reference as Exhibit 16.1 to this annual report.

On September 26, 2025, our audit committee approved the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Enrome, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On June 25, 2025, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

Item 16K. CYBERSECURITY

Maintaining sufficient protection against the increasing risks associated with cybercrime is one of the key challenges to the commercial world. Oversight of cybersecurity risks is the responsibility of our Chief Executive Officer, with support from IT personnel responsible for the day-to-day administration of our information security controls and risk management processes.

Our Chief Executive Officer plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Our IT personnel are responsible for day-to-day risk management processes.

We maintain a cybersecurity manual and related internal policies that establish technical and administrative safeguards, including access controls, multi-factor authentication, system monitoring, encryption protocols and timely security updates, as well as employee training and awareness programs. The manual sets forth data classification standards and formal procedures for the identification, reporting, containment and remediation of cybersecurity incidents, designed to facilitate timely and effective response to potential threats.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect us, including our business strategy, financial condition, or operational results.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-30.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
2.1*	Description of Securities
4.1#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Xiaozhong Lin (incorporated herein by reference to Exhibit 10.1 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.2#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Jianbin Chen (incorporated herein by reference to Exhibit 10.2 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.3#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Xuefen Zhang (incorporated herein by reference to Exhibit 10.3 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.4#	English Translation of Labor Contract, dated September 23, 2024, by and between Shanghai Lvzao Intelligent Technology Co., Ltd. and Jianbin Chen (incorporated herein by reference to Exhibit 10.5 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.5#	English Translation of Labor Contract, dated April 1, 2023, by and between Shanghai Alliance Industry Co., Ltd and Xuefen Zhang (incorporated herein by reference to Exhibit 10.7 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.6*†	English Translation of Lease Agreement dated December 31, 2025, by and between Zhejiang Yiwu High-tech Zone Development and Construction Co., Ltd. and Zhejiang Alliance Arts and Crafts Co., Ltd.
4.7*	English Translation of Lease Agreement, dated November 20, 2025, by and between Shanghai Xiyang Property Management Co., Ltd. and Shanghai Alliance Industry Co., Ltd
4.8*	English Translation of Lease Agreement, dated November 20, 2025, by and between Shanghai Xiyang Property Management Co., Ltd. and Shanghai Supreme Technology Co., Ltd.
4.9	English Translation of Lease Agreement, dated June 20, 2021, by and between Zhumadian High-tech Industry Development and Investment Co., Ltd. and Zhumadian City Haoyi Craft Products Co., Ltd. (incorporated herein by reference to Exhibit 10.13 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.10	English Translation of the Maximum Line of Credit Agreement, dated July 26, 2023, by and between Ningbo Bank and Shanghai Alliance Arts and Crafts Co., Ltd. (incorporated herein by reference to Exhibit 10.14 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.11	English Translation of the Loan Agreement, dated December 13, 2023, by and between Zhejiang Yiwu Rural Commercial Bank and Zhejiang Alliance Arts and Crafts Co., Ltd. (incorporated herein by reference to Exhibit 10.17 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
4.12	English Translation of the Short-term Loan Agreement, dated November 25, 2024, by and between Zhejiang Yiwu Rural Commercial Bank and Haodingduo (Zhejiang) Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 of the Company’s Amendment No.1 to Form F-1 (File No. 333-283211), filed with the SEC on December 4, 2024)

8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 of the Company’s Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 of the Company's Form F-1 (File No. 333-283211), filed with the SEC on November 14, 2024)
11.2*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of Onestop Assurance PAC, dated September 30, 2025 (incorporated herein by reference to Exhibit 16.1 of the Company’s 6-K, filed with the SEC on September 30, 2025)
97.1*	Executive Compensation Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Certain portions of this exhibit have been redacted or omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MaxsMaking Inc.

/s/ Xiaozhong Lin
Name:	Xiaozhong Lin
Title:	Chief Executive Officer

Date: March 3, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MaxsMaking Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MaxsMaking Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2025, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended October 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore
March 3, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MaxsMaking Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2024, and the related consolidated statement of operations and comprehensive income (loss), changes in equity, and cash flow for years ended October 31, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31 2024 and 2023, and the result of its operations and its cash flow for the fiscal year then ended October 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore
February 18, 2025

MAXSMAKING INC.
CONSOLIDATED BALANCE SHEETS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025 AND 2024
IN U.S. DOLLARS, EXCEPT SHARE DATA

	October 31, 2025	October 31, 2024
ASSETS
Current Assets
Cash	$122,381	$176,236
Accounts receivable, net	9,877,030	6,188,992
Due from related parties	36,815	—
Inventories	6,504,761	2,633,615
Other receivables and other current assets	5,003,667	7,452,317
Total current assets	21,544,654	16,451,160

Non-Current Assets
Plant and equipment, net	153,271	119,125
Intangible assets, net	6,447	7,433
Right-of-use assets, net	71,482	86,441
Deferred tax assets	66,383	24,538
Deferred offering cost	-	986,206
Total non-current assets	297,583	1,223,743
Total Assets	$21,842,237	$17,674,903

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,954,007	$2,785,965
Accounts payable	3,243,451	2,127,623
Contract liability	449,306	512,859
Income tax payable	952,041	859,194
Other payables and accrued liabilities	259,345	867,249
Due to related parties	-	149,757
Lease liabilities-current	13,145	47,895
Current portion of long-term loan	22,573	-
Total current liabilities	6,893,868	7,350,542

Non-Current Liabilities
Lease liabilities-non current	57,841	—
Non-current portion of long-term loans	2,278,162	2,058,651
Total non-current liabilities	2,336,003	2,058,651
Total liabilities	9,229,871	9,409,193

COMMITMENTS AND CONTINGENCIES (NOTE 17)

Equity
A Shares (US$ 0.01 par value; 9,200,000 A Shares authorized, 7,575,000 A Shares issued and outstanding as of October 31, 2024 and October 31, 2023)	92,000	75,750
B Shares (US$0.01 par value; 7,425,000 B Shares authorized, 7,425,000 B Shares issued and outstanding as of October 31, 2024 and October 31, 2023)	74,250	74,250
Additional paid-in capital	5,972,110	1,712,492
Statutory surplus reserve	788,123	705,396
Retained earnings	5,726,180	5,806,881
Accumulated other comprehensive loss	(368,876)	(421,542)
Total MaxsMaking Inc.’s Equity	12,283,787	7,953,227

Non-Controlling Interests	328,579	312,483
Total equity	12,612,366	8,265,710
Total Liabilities and Equity	$21,842,237	$17,674,903

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025, 2024 and 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Fiscal Years Ended October 31,
	2025	2024	2023
Revenues	$29,220,846	$21,434,100	$26,260,268
Cost of revenues	(26,605,003)	(17,463,856)	(22,048,972)
Gross profit	2,615,843	3,970,244	4,211,296

Operating expenses:
Sales and marketing expenses	(462,285)	(606,352)	(490,221)
General and administrative expenses	(1,399,356)	(600,660)	(571,407)
Research and development expenses	(650,629)	(559,048)	(740,800)
Total operating expenses	(2,512,270)	(1,766,060)	(1,802,428)

Income from operations	103,573	2,204,184	2,408,868

Other (expenses) income, net
Interest expenses	(159,166)	(151,335)	(69,572)
Interest income	223	548	1,158
Other income	85,113	95,767	87,399
Exchange gain (loss)	72,406	17,344	(2,106)
Other expenses	(16,593)	(16,839)	(140,029)
Income before income tax provision	85,556	2,149,669	2,285,718
Income tax expense	(67,434)	(269,003)	(307,441)
Net income	$18,122	$1,880,666	$1,978,277
Less: Net income attributable to non-controlling interest	16,096	67,496	69,006
Net income attributable to MaxsMaking Inc.	2,026	1,813,170	1,909,271

Other comprehensive income
Foreign currency translation adjustment	52,666	36,714	(39,443)
Comprehensive income	$70,788	$1,917,380	$1,938,834
Less: comprehensive income (loss) attributable to non-controlling interests	832	(839)	(7,775)
Comprehensive (loss) income attributable to MaxsMaking Inc.	$69,956	$1,918,219	$1,946,609
Weighted Average A Shares Outstanding – Basic and Diluted	8,092,857	7,575,000	7,575,000
Weighted Average B Shares Outstanding – Basic and Diluted	7,425,000	7,425,000	7,425,000
Earnings per A Share – basic and diluted	$0.00	$0.25	$0.26
Earnings per B Share – basic and diluted	$0.00	$0.25	$0.27

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025, 2024 and 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	Common Stock			Additional	Accumulated Other		Non-
	Shares*			Paid-in	Comprehensive	Statutory	Controlling	Retained	Total
	Class A	Class B	Amount	Capital	(Loss)/Income	Reserve	Interests	Earnings	Equity
Balance as of October 31, 2022	7,575,000	7,425,000	150,000	925,226	(418,813)	328,739	175,981	2,461,097	3,622,230
Net income	—	—	—	—	—	—	69,006	1,909,271	1,978,277
Appropriated statutory surplus reserves	—	—	—	—	—	186,821	—	(186,821)	—
Foreign currency translation adjustment	—	—	—	—	(39,443)	—	—	—	(39,443)
Balance as of October 31, 2023	7,575,000	7,425,000	150,000	925,226	(458,256)	515,560	244,987	4,183,547	5,561,064
Capital Contributions	—	—	—	787,266	—	—	—	—	787,266
Net income	—	—	—	—	—	—	67,496	1,813,170	1,880,666
Appropriated statutory surplus reserves	—	—	—	—	—	189,836	—	(189,836)	—
Foreign currency translation adjustment	—	—	—	—	36,714	—	—	—	36,714
Balance as of October 31, 2024	7,575,000	7,425,000	150,000	1,712,492	(421,542)	705,396	312,483	5,806,881	8,265,710
Issuance of A Shares upon IPO	1,625,000	—	16,250	5,578,676	—	—	—	—	5,594,926
Net income	—	—	—	—	—	—	16,096	2,026	18,122
Appropriated statutory surplus reserves	—	—	—	—	—	82,727	—	(82,727)	—
Adjustments to Additional Paid-In Capital - Stock Issuance Costs				(1,319,058)					(1,319,058)
Foreign currency translation adjustment	—	—	—	—	52,666	—	—	—	52,666
Balance as of October 31, 2025	9,200,000	7,425,000	166,250	5,972,110	(368,876)	788,123	328,579	5,726,180	12,612,366

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025, 2024 and 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Fiscal Years Ended October 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$18,122	$1,880,666	$1,978,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of plant and equipment	30,573	28,548	22,638
Allowance (Reversal of allowance) for expected credit loss of accounts receivable	173,564	17,064	(23,422)
Amortization of right-of-use assets	138,080	179,858	189,311
Amortization of intangible assets	1,014	1,021	1,032
Accounts receivable	(3,791,371)	168,688	1,895,868
Inventories	(3,817,383)	(412,235)	56,562
Other receivables and other current assets	2,240,000	(4,142,973)	(1,397,468)
Amount due from related party	(36,433)	422	(426)
Deferred tax assets	(41,284)	(19,841)	(2,575)
Operating lease-right of use assets	(122,830)	(45,928)	—
Deferred offering cost	(332,851)	(905,452)	(273,346)
Other non-current assets	—	196,834	178,786
Accounts payable	1,091,381	1,094,933	(4,279,114)
Income tax payable	87,446	283,245	87,502
Contract liability	134,680	(328,693)	164,529
Other payables and accrued liabilities	(928,045)	13,537	(100,599)
Lease liabilities	22,604	(327,396)	(167,614)
Amount due to related party	(153,012)	(720,729)	1,070,112
Net cash used in operating activities	(5,285,745)	(3,038,431)	(599,947)

Cash Flows from Investing Activities:
Purchases of plant and equipment	(56,877)	(18,514)	(73,646)
Collection from loans to third parties	—	—	810,250
Net cash (used in)generated by investing activities	(56,877)	(18,514)	736,604

Cash Flows from Financing Activities:

Proceeds from issuance of A Shares upon the completion of IPO	5,594,926	—	—
Capital contributions	—	787,266	—
Proceeds from third party loans	184,559	260,101	71,055
Proceeds from bank borrowings	3,036,036	4,611,529	1,406,889
Repayments of third party loans	(325,058)	(745,156)	—
Repayment of bank borrowings	(3,191,570)	(1,813,680)	(1,806,122)
Net cash provided by(used in) financing activities	5,298,893	3,100,060	(328,178)
Effect of Exchange Rate Changes on Cash	(10,126)	971	3,715

Net (Decrease) Increase in cash	(53,855)	44,086	(187,806)
Cash, Beginning of Year	176,236	132,150	319,956
Cash, End of Year	122,381	$176,236	$132,150
Supplemental disclosure of cash flow information:
Cash paid for income tax	21,273	$5,598	$222,026
Cash paid for interest	155,572	$151,335	$69,572
Supplemental disclosure of cash flow information:
Right-of-use assets obtained in exchange for operating lease obligation	177,415	$66,419	$18,639

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Business

MaxsMaking Inc. (“MaxsMaking”, and collectively with its consolidated subsidiaries, the “Company”) is a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. The Company consists of various subsidiaries that specialize in different aspects of its businesses, including digital production, software development, product design and brand management, online sales and international trade. The Company was founded in 2007, with its headquarters located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, the Company specializes in the manufacturing of customized products, a blue ocean market of the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, the Company currently mainly uses cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. The Company serves enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. The Company is committed to helping customers build brand image and improve market competitiveness. In the production process, the Company uses sustainable raw materials and production methods to provide customers with high-quality products, and it pays attention to environmental protection and social responsibility in the meantime.

Organizations

MaxsMaking is a limited liability company incorporated under the laws of the BVI on August 14, 2023.

MaxsMaking USA Inc is a limited liability company incorporated on September 25, 2024 under the laws of USA and a wholly owned subsidiary of MaxsMaking.

MaxKraft Inc (“MaxKraft”) is a limited liability company incorporated on August 21, 2023 under the laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.

MaxsMaking Group Limited (“MaxsMaking HK”) is a limited liability company incorporated on September 4, 2023, under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Ververise Group Limited (“Ververise HK”) is a limited liability company incorporated on November 6, 2023,under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Zhejiang MaxsMaking Technology Co., Ltd. (“WFOE” or “Zhejiang MaxsMaking”) is a limited liability company incorporated on January 11, 2024 under the laws of the PRC, and is 100% owned by MaxsMaking HK.

Zhejiang Haodingduo Intelligent Industry Group Co., Ltd. (“Intelligent Industry Company”) is a limited liability company incorporated on July 27, 2023 under the laws of the PRC with 99% equity interest owned by WFOE and 1% equity interest owned by Ververise HK.

Shanghai Alliance Industrial Co., Ltd. (“Shanghai Alliance”) is a limited liability company incorporated on January 29, 2007 under the laws of the PRC with 100% equity interest owned by Intelligent Industry Company.

Shanghai Supreme Technology Co., Ltd. (“Shanghai Supreme”) is a limited liability company incorporated on December 12, 2016 under the laws of the PRC with 90% equity interest owned by Shanghai Alliance.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities (cont.)

Zhejiang Alliance Arts and Crafts Co., Ltd. is a limited liability company incorporated on December 27, 2018 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Shanghai Lvzao Intelligent Technology Co., Ltd. is a limited liability company incorporated on October 11, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Haodingduo (Shanghai) Technology Co., Ltd. is a limited liability company incorporated on August 10, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Zhumadian City Haoyi Craft Products Co., Ltd. (“Zhumadian”) is a limited liability company incorporated on March 20, 2022 under the laws of the PRC with 95% equity interest owned by Haodingduo Shanghai.

Haodingduo (Zhejiang) Web Science and Technology Co., Ltd. is a limited liability company incorporated on July 27, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Haodingduo Brand Management Co., Ltd. is a limited liability company incorporated on November 29, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on February 1, 2024. The reorganization involved the incorporation of offshore entities of MaxsMaking, MaxKraft, Ververise HK and MaxsMaking HK.

Intelligent Industry Company was originally wholly owned by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd. In December 2023, Ververise HK acquired an aggregate of 1% equity interest of Intelligent Industry Company by subscribing to its additional capital, after which Zhejiang Haodingduo Intelligent Technology Group Co. became a 99% shareholder of Intelligent Industry Company. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Intelligent Industry Company from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry. Zhejiang MaxsMaking is a wholly-owned subsidiary of MaxsMaking HK. After Ververise HK was acquired by Maxkraft on February 1, 2024, MaxsMaking Inc. indirectly owned 100% of the equity interest of the Intelligent Industry Company and Shanghai Alliance, becoming the ultimate holding company of Shanghai Alliance’s subsidiaries.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies

(a)	Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-making and performance evaluation. The Company’s chief executive officer is designated as the CODM, who reviews and evaluates the consolidated results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

The Company’s CODM has been identified as the Company’s chief executive officer, who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. For management purposes, the Company operates in one business unit based on the products sold, and its sole operating segment is pharmaceutical manufacturing and selling. The CODM monitors the revenue, results, assets and liabilities of its business unit as a whole and regularly reviews its operating results to make decisions about resource allocation. Accordingly, no analysis of segment information other than entity-wide information is presented.

The Company’s long-lived assets are all located in China and substantially all monitoring and control activities of its operations are conducted in China. Therefore, no geographic information is presented.

The significant segment expenses are consistent with those reported in the consolidated statements of operations and comprehensive loss, including cost of revenue, selling expenses, general and administrative expenses, as well as research and development expenses. For significant segment expenses incurred during the years ended October 31, 2025, 2024 and 2023, refer to Consolidated Statements of Operations and Comprehensive Loss.

(b)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for expected credit losses of accounts receivable, useful lives of long-lived assets, and intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(d)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has controlled. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(e)	Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

(f)	Accounts receivable, net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for expected credit losses. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the adequacy of allowance for expected credit loss based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

(g)	Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

(h)	Deferred offering cost

Deferred Offering cost represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred offering costs primary include professional fees related to the IPO. As of October 31, 2025, 2024 and 2023 the deferred offering costs were nil, $986,206 and $267,973, respectively. The balance of deferred offering cost has been transferred to Additional Paid-in Capital as of October 31, 2025.

(i)	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful lives
Office equipment	3 ~ 5 years
Machinery and equipment	5~10 years
Electronic equipment	3 years
Motor Vehicle	4 years
Leasehold improvement	1 ~ 3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

(j)	Intangible assets, net

Intangible assets are copyright developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated useful lives of 10 years.

(k)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of these assets as of October 31, 2025 and 2024.

(l)	Accounts and other payables

Accounts and other payables represent liabilities for goods, accrued payroll and other operating related service provided to the Company prior to the end of the fiscal year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

(m)	Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in plant and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

(n)	Borrowings

Borrowings comprise short-term loans and long-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(o)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (‘‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP.  Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted for payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the fiscal years ended October 31, 2025, 2024 and 2023, appropriation of $82,727, $189,836 and $186,821 was made to the statutory surplus fund by the Company’s subsidiaries, respectively.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

(p)	Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company generates revenue from production and sales of personalized goods including domestic sales and oversea sales. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue.

The Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other identifiable promises in the contracts for both domestic and oversea sales.

Performance obligation is fulfilled upon customers’ receipt and acceptance of the products for domestic sales (evidenced through delivery tickets with customers’ signatures), which is considered at point in time. For overseas customers, where the FOB (Free on Board) terms are applied, the insurance and freight costs shall be borne by the buyer. The Company recognizes revenue upon the control of goods are transferred to customers, which is considered at point in time. Revenue is reported net of all value added taxes (“VAT”). For domestic customers, the Company usually grants credit to customers with good credit standing with a maximum of 360 days and for oversea customers, full payment is due upon receiving the booking confirmation or signing the contract. The Company offers customer warranty of 30 days for defective products that are beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of October 31, 2024 and 2025, other than accounts receivable and advances from customers, the Company had no other material contract assets recorded on its consolidated balance sheet. The balance of contract liability as of October 31, 2025 and 2024 are $ 449,306 and $ 512,859, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

(q)	Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labor cost, depreciation and maintenance costs for equipment, rental expense and other related manufacturing expenses that are directly attributable to the Company’s principal operations.

(r)	Research and development expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs, materials costs and the expenses related to the research and development activities. For the fiscal years ended October 31, 2025, 2024 and 2023, total research and development expenses were approximately $650,629, $559,048 and $740,800, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

(s)	Sales and marketing expenses

Sales and marketing expenses consist primarily of logistics costs, staff costs, promotion expense and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries, and those not specifically dedicated to research and development or sales and marketing activities, depreciation of plant and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

(u)	Taxation

Income tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions as of October 31, 2025 and 2024.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction is generally subject to VAT at the rate of 13% and subsequently paid to PRC tax authorities after netting input VAT on purchase of materials and service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

(v)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the fiscal years ended October 31, 2025,2024 and 2023.

(x)	Comprehensive income

Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the fiscal years ended October 31, 2025, 2024 and 2023 presented, the Company’s comprehensive income includes net income and foreign currency translation adjustments that have been excluded from the determination of net income.

(w)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(y)	Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

(z)	Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

As of
	October 31, 2025	October 31, 2024	October 31, 2023
Year-end spot rate	US$1=RMB 7.0880	US$1=RMB 7.1250	US$1=RMB 7.1779
Average rate	US$1=RMB 7.1623	US$1=RMB 7.1126	US$1=RMB 7.0368

(aa)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (cont.)

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

As of October 31, 2025, 2024 and 2023, the carrying values of cash, accounts receivable, net, other current assets, accounts payable, short-term loans and other payables approximated their fair values reported in the consolidated balance sheets due to the nature of these instruments.

(ab)	Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalent and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

As of October 31, 2025 and 2024, $105,707 and $176,236 of the Company’s cash and cash equivalents and certificates of deposit were on deposit at financial institutions in the PRC with upper limited RMB 500,000 insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

The Group conducts credit evaluations of our customers and generally does not require collateral or other security. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties. Account receivables as of October 31, 2025 and 2024 are disclosed in Note 3 of this consolidation financial statements.

(ac)	Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, a final standard on improvements to income tax disclosures which applies to all entities subject to income taxes. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the adoption of ASU No. 2023-9 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date. This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Accounts receivable, net

Accounts receivable consisted of the following:

	October 31, 2025	October 31, 2024
Accounts receivable	10,069,682	6,206,171
Less: Allowance for expected credit losses	(192,652)	(17,179)
Accounts receivable, net	$9,877,030	$6,188,992

The movement in the allowance for expected losses are as follows:

	October 31, 2025	October 31, 2024
Beginning balance	$17,179	$143
Additions	$173,564	17,064
Foreign currency translation adjustments	1,909	(28)
Allowance for expected losses	$192,652	$17,179

The Company’s credit policy typically requires payment within 180 to 360 days, and payments on the vast majority of its sales have been collected within 360 days.

The additions of expected credit losses were $173,564 and $17,064 as of October 31, 2025 and 2024, respectively.

4.	Inventories

Inventories consisted of the following:

	October 31, 2025	October 31, 2024
Raw materials	$2,363,097	$1,568,246
Finished goods	$4,141,664	1,065,369
Total inventories	$6,504,761	$2,633,615

The allowance for inventories obsolescence and NRV written-down were nil as of October 31, 2025 and 2024, respectively.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Other receivables and other current assets

Other receivables and other current assets consisted of the following:

	October 31, 2025	October 31, 2024
Deposit	$18,879	$26,935
Other receivables	632,373	13,087
VAT deductibles	45,863	140,944
Export tax rebate receivable	39,818	75,639
Cash advanced to employees	334,550	51,343
Advances to suppliers	3,931,712	7,144,369
Others	472	—
Total prepayments and other current assets	$5,003,667	$7,452,317

6.	Plant and equipment, net

Plant and equipment, net consists of the following:

	October 31, 2025	October 31, 2024
Office equipment	$23,896	$21,541
Electronic Equipment	43,589	42,170
Machinery	159,339	97,852
Motor vehicle	44,922	44,689
Leasehold improvement	18,993	18,895
Total original costs	290,739	225,147
Less: accumulated depreciation	(137,468)	(106,022)
Plant and equipment, net	$153,271	$119,125

For the fiscal year ended October 31, 2025 and 2024, the Company purchased new plant and equipment of $64,418 and $18,514 respectively.

Depreciation expense recognized for the fiscal years ended October 31, 2025 and 2024 was $30,573 and $28,548, respectively.

7.	Intangible assets, net

	October 31, 2025	October 31, 2024
Capitalized copyrights, cost	$10,246	$10,193
Less: accumulated amortization	(3,799)	(2,760)
Intangible assets, net	$6,447	$7,433

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Intangible assets, net (cont.)

Capitalized copyrights represent software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detailed program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed are amortized separately for each software product. An entity amortized the capitalized costs of the software when the product first became available for general release to customers.

For the fiscal years ended October 31, 2025 and 2024, the Company amortized $1,014 and $1,021 respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter is as follows:

Period ending October 31:	Amount
2026	1,025
2027	1,025
2028	1,025
2029	1,025
Thereafter	2,347
Total:	$6,447

8.	Leases

The Company leases factories and office space under non-cancellable operating leases, with terms ranging from three to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. As of October 31, 2025 and 2024, the operating lease’s weighted average remaining lease term was 1.19 years and 0.46 years, respectively. As of October 31, 2025 and 2024, and the weighted average discount rate was 3.71% and 4.23%, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	October 31, 2025	October 31, 2024
Right-of-use assets	$71,482	$86,441

Operating lease liabilities – current	$13,145	$47,895
Operating lease liabilities – non-current	$57,841	$—
Total operating lease liabilities	$70,986	$47,895

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Leases (cont.)

The following is a schedule, by fiscal year, of maturities of lease liabilities as of October 31, 2025:

2026	$15,532	$47,895
2027	15,532	-
2028	15,532	-
2029	15,532	-
2030	15,533	-
Total lease payments	77,661	49,583
Less: imputed interest	$(6,675)	$(1,688)
Present value of lease liabilities	$70,986	$47,895

9.	Short-term loans

Short-term loans represent amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term loans consist of the following:

	October 31, 2025	October 31, 2024
Zhejiang Yiwu Rural Commercial Bank	$853,555	$849,123
Ning Bo Bank	1,100,452	1,235,087
China Merchants Bank	-	589,474
Zhejiang Mingtai Commercial Bank	-	112,281
Total short-term loans	1,954,007	2,785,965

The Company entered into four short-term loans agreements with Ningbo Bank with a loan period of twelve months. On July 17, 2025, one loan of RMB 2,300,000 (approximately $0.32 million), pledged by the personal assets of Xuefen Zhang, Chief Operating Officer, and shareholder of MaxsMaking and Mr. Xiaozhong Lin, CEO of MaxsMaking, bears a fixed interest rate of 3.4% per annum, and will mature in June 2026. On July 17, 2025, one loan of RMB 3,100,000 (approximately $0.44 million), pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 3.4% per annum and will mature in June 2026. On August 20, 2025, one loan of RMB 1,600,000 (approximately $0.22 million) pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 3.4% per annum and will mature in August 2026. On September 25, 2025, one loan of RMB 800,000 (approximately $0.11 million) pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 3.6% per annum and will mature in September 2026.

On December 11, 2024, the Company entered into a short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of twelve months. The loan of RMB 6,050,000 (approximately $0.85 million) bears a fixed interest rate of 5% per annum and will mature in December 2025, pledged by Shanghai Real Estate (Jiading) of Certificate No. (2011) 007573.

The interest expenses were $159,166 and $151,335 for the fiscal years ended October 31, 2025 and 2024, respectively.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Accounts payable

Accounts payable consist of the following:

	October 31, 2025	October 31, 2024
Accounts payable to trade suppliers	$3,055,063	$1,909,791
Accounts payable to other suppliers	188,388	217,832
Accounts payable	$3,243,451	$2,127,623

11.	Other payables and accrued liabilities

Oher payables and accrued liabilities consist of the following:

	October 31, 2025	October 31, 2024
Salary and welfare payable	$49,095	$46,080
Other tax payable	13,280	39,976
Equity transfer payment	-	767,197
Other payables and accrued liabilities	196,970	13,996
Total	$259,345	$867,249

12.	Taxes

(a)	Corporation income tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

MaxsMaking was incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

Hong Kong

MaxsMaking Group Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from 2022. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, MaxsMaking Group Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. For the fiscal years ended October 31, 2025 and 2024, the Company provided provision of income tax expenses of nil against MaxsMaking Group Limited.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Taxes (cont.)

PRC

The Company’s operating subsidiaries were incorporated in the PRC and is subject to PRC income tax, which is computed according to the relevant law regulations in the PRC. Under the Corporation Income Tax Law of PRC, current corporation income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Shanghai Supreme, Zhejiang Alliance and Shanghai Lvzao, were each qualified as HNTE in 2019, 2022 and 2024, respectively. Shanghai Supreme did not obtain the HNTE certificate after its expiration in 2021.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the (loss) income before income taxes for the facial years ended October 31, 2025 and 2024 as follows:

	For the Fiscal Year Ended October 31,
	2025	2024
	USD	USD
Income before income taxes	85,556	2,149,669
PRC statutory tax rate	25%	25%
Income tax computed at PRC statutory tax rate	21,389	537,417
Preferential tax treatments	71,304	(244,284)
Non-deductible expense	2,423	2,775
Additional deduction for research and development expenses	(34,277)	(26,077)
Tax-exempted income	6,595	(828)
Total	67,434	269,003

	For the Fiscal Year Ended October 31,
	2025	2024
	USD	USD
Current income tax expense	108,718	288,844
Deferred income tax expense	(41,284)	(19,841)
Total	67,434	269,003

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Taxes (cont.)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of October 31, 2025 and 2024 were as follows:

	October 31, 2025	October 31, 2024
Deferred tax assets
Bad debt allowance	$20,171	$1,149
Net operating loss carry-forward	$52,877	23,389
Less: valuation allowance	6,665	—
Total	$66,383	$24,538

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company will realize the benefits of those deductible differences as of October 31, 2024 and $ 133,292 is not expected to be deductible in the future as of October 31, 2025.

13.	Long-term loans

	October 31, 2025	October 31, 2024
Loans from third parties	$207,617	$662,160
Loans from banks	2,093,118	1,396,491
Total	$2,300,735	$2,058,651

Presented in consolidated balance sheet:

	October 31, 2025	October 31, 2024
Non-current liabilities	$2,278,162	$2,058,651
Current liabilities	22,573	-
Total	$2,300,735	$2,058,651

On December 27, 2023, the Company entered into a long-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of three years. The loan of RMB 9,950,000.00 (approximately $1.39 million) bears a fixed interest rate of 3.50% per annum and will mature in December 2026, pledged by Shanghai Real Estate (Jiading) of Certificate No. (2011) 007573.

On October 1, 2025, the Company entered into a long-term loan with Bank of China Limited Zhumadian Zhonghua Road Sub-branch with a loan period of two years. The loan of RMB 4,000,000, of which RMB 160,000 (approximately $0.023 million) is due within one year, bears a fixed annual interest rate of 2.9% and will mature in October 2027.

On November 21, 2025, the Company entered into a long-term loan with China Construction Bank Corporation Limited Shanghai Jing'an Sub-branch with a loan period of three years. The loan of RMB 886,020 (approximately $0.13 million) bears a fixed interest rate of 3.9% per annum and will mature in October 2027.

On November 1, 2024, the Company entered into several loan agreements with third parties with no interest rate. The aggregate principal amount is RMB 1,471,592 (approximately $0.21 million) and will mature in October 31, 2026.

In accordance with the accounting standards, the loan and borrowings shall be initially recognised at fair value net of transaction costs and subsequently measured at amortised costs via effective interest method. For these interest-free loans payable to third parties, we understand that their loan terms are all 2 years and the loan amounts are insignificant to the Company, we are of the view that the effect of the time value of money are not expected to be material to the financial statements. Therefore, we leave it with no further assessment performed on the value for initial recognition and unwinding of interest.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Revenue

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For The Fiscal Year Ended October 31, 2025	For The Fiscal Year Ended October 31, 2024	For The Fiscal Year Ended October 31, 2023
Country/Region	Sales Amount	Sales Amount	Sales Amount
Mainland China	$26,643,100	$17,285,726	$22,768,642
Asia (excluding mainland China)	810,415	1,998,048	1,235,232
North America	345,277	276,746	618,755
Europe	1,266,824	1,806,989	1,415,017
Oceania	41,158	16,650	31,743
South America	62,948	30,170	165,067
Africa	51,124	19,771	25,812
Total	$29,220,846	$21,434,100	$26,260,268

15.	Related party transactions

(a)	Amount due from related parties

As of October 31, 2025 and 2024, amount due from related parties consisted of the following:

	October 31, 2025	October 31, 2024
Xiaozhong Lin (1)	$36,815	—
Total	$36,815	$—

(1)	Xiaozhong Lin, Chairman and CEO of the Company

The balance of due from Xiaozhong Lin is the petty cash provided by the Company for daily operating use.

(b)	Amount due to related parties

As of October 31, 2025 and 2024, amount due to related parties consisted of the following:

	October 31, 2025	October 31, 2024
Xiaozhong Lin(1)	$-	$79,301
Xuefen Zhang(2)	-	70,456
Total	$-	$149,757

(1)	Xiaozhong Lin, Chairman and CEO of the Company
(2)	Xuefen Zhang, director and Chief Operating Officer of the Company

As of October 31, 2024, Xiaozhong, Lin and Xuefen Zhang provided loans in the aggregate amount of $149,757 to the Company, as unsecured, interest-free and repayable on demand for working capital purposes.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Equity

(a)	Ordinary shares

MaxsMaking had an authorized share capital of US$166,250 at incorporation, divided into A Shares of par value of US $0.01 each, of which 9,200,000 shares were issued and B Shares of par value of US$0.01 each, of which 7,425,000 shares were issued.

(b)	Additional paid in capital

As of October 31, 2025 and 2024, the additional paid-in capital of the Company was $ 5,972,110 and $ 1,712,492, respectively.

On July 8, 2025, the Company consummated its IPO of 1,625,000 A Shares at a price of $4.00 per share, generating gross proceeds of $6,500,000 before deducting underwriting discounts and offering expenses. The cash proceeds, net of transaction costs from this IPO was $4,275,868 and have been recognized under common stock and additional paid in capital, respectively.

(c)	Statutory reserve

The Company’s PRC subsidiaries each is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the PRC entity. As of October 31, 2025 and 2024, the balance of statutory reserve was $788,123 and $705,396, respectively.

17.	Commitments and contingencies

The Company and its wholly-owned subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company and its wholly-owned subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company and its wholly-owned subsidiaries does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Subsequent events

On December 31, 2025, Zhejiang Alliance Arts & Crafts Co., Ltd. (“Zhejiang Alliance”) entered into a lease agreement with Zhejiang Yiwu High-tech Zone Development & Construction Co., Ltd. for the premises to be used as office and production space. The lease term is one year, commencing on January 1, 2026 and expiring on December 31, 2026, with an annual rent of RMB 180,905.

In November 2025, Haodingduo (Zhejiang) Network Technology Co., Ltd. entered into a loan contract with Zhejiang Yiwu Rural Commercial Bank Co., Ltd. The loan term is from November 25, 2025 to November 19, 2026, with a loan amount of RMB 1,500,000.

In November 2025, Haodingduo (Zhejiang) Network Technology Co., Ltd. entered into a loan contract with Zhejiang Yiwu Rural Commercial Bank Co., Ltd. The loan term is from November 25, 2025 to May 20, 2026, with a loan amount of RMB 1,500,000.

In November 2025, Haodingduo (Zhejiang) Network Technology Co., Ltd. entered into a loan contract with Zhejiang Yiwu Rural Commercial Bank Co., Ltd. The loan term is from November 25, 2025 to November 19, 2026, with a loan amount of RMB 2,900,000. Xiaozhong Lin, Xuefen Zhang and Bodo Lin acted as the guarantors, and a mortgage guarantee contract was executed among the parties.

Apart from signing the aforementioned contracts, no subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

19.	Parent company balance sheets

Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity method income” on the statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been or omitted.

As of October 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CONDENSED BALANCE SHEET

	October 31, 2025	October 31, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	291	-
Other receivable	5,004	-
Total current assets	5,295	-
Investment in unconsolidated subsidiaries	12,481,495	7,953,227
Total assets	12,486,790	7,953,227
LIABILITIES
Current liabilities
Other payables	180,000	-
Due to related parties	23,003
Total current liabilities	203,003	-
Total liabilities	203,003	-
Total shareholders’ equity	12,283,787	7,953,227
Total liabilities and shareholders’ equity	12,486,790	7,953,227

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	October 31, 2025	October 31, 2024	October 31, 2023
	US$	US$	US$
Revenues	—	—	—
Operating expenses
General and administrative	(200,463)	-	-
Loss from operations	(200,463)	-	-
Equity method income	200,527	1,813,170	1,909,271
Interest expense	1,962	—	—
Income before income taxes	2,026	1,813,170	1,909,271
Income tax expense	—	—	—
Net income	2,026	1,813,170	1,909,271
Other comprehensive loss
Foreign currency translation difference	52,666	36,714	(39,443)
Total comprehensive income	54,692	1,849,884	1,869,828

CONDENSED STATEMENT OF CASH FLOWS

	October 31, 2025	October 31, 2024	October 31, 2023
	US$	US$	US$
Cash Flows from Operating Activities:
Net income	2,026	1,813,170	1,909,271
Equity method income	(253,193)	(1,849,884)	(1,869,828)
Other receivables	(5,004)	-	-
Other payables	180,000	-	-
Due to related parties	23,003	-	-
Net cash used in operating activities	(53,168)	(36,714)	39,443
Investments in subsidiary	(4,275,075)	(787,266)	-
Net cash provided by investing activities	(4,275,075)	(787,266)	-
Proceeds from issuance of common stock	4,275,868	787,266	-
Net cash provided by financing activities	4,275,868	787,266	-
Net decrease in cash and cash equivalents	(52,375)	(36,714)	39,443
Cash and cash equivalents, beginning of year	-	-	-
Effect of exchange rate changes on cash and cash equivalents	52,666	36,714	(39,443)
Cash and cash equivalents, end of year	291	-	-